29 October 2002

                         INVESTING IN SUSTAINABLE GROWTH

Allied Domecq announces its preliminary results for the year to 31 August 2002.
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

HIGHLIGHTS
                                                           2002             2001           % growth
-     Turnover                                         (pound)3,334m    (pound)2,879m           16
-     Trading profit                                     (pound)610m      (pound)543m           12
-     Profit before tax                                  (pound)480m      (pound)453m            6
-     Normalised earnings per share                            32.6p            31.0p            5
-     Basic earnings per share                                 36.8p            32.6p           13
-     Dividend                                                 13.0p            12.1p            7
-     Marketing investment behind Spirits & Wine         (pound)443m      (pound)330m           34
-     Cash flow from operating activities                (pound)760m      (pound)423m           80


Profits and normalised earnings are stated before goodwill and exceptional items unless otherwise stated. The post tax benefit of the Mexican excise rebate for the year to 31 August 2002 was (pound)138m and has been treated as an exceptional item. 2001 figures are (i) reclassified to provide a comparison for Mexican excise rebate treated as an exceptional item in 2002 and (ii) restated for deferred tax treatment under FRS19.

Allied Domecq's Chief Executive, Philip Bowman, said: "These results represent a successful outcome to an important year for Allied Domecq. We have maintained our focus on delivering profit growth while adding significantly to our brand portfolio and improving volume performance in key markets. Our marketing capabilities have been strengthened, which has led us to invest heavily in the sustainable future growth of the business and bring us closer to our aim of becoming a truly marketing-led company.

"Seven of our eight core brands are now showing volume growth reflecting our continued commitment to invest strongly behind our core brands. Our US spirits business has benefited from the positive actions taken earlier this year with the business returning to organic profit growth. Importantly, most of our core US brands show good growth trends and are gaining market share. We are also delivering innovation with ready-to-drink products and a new cream liqueur, Tia Lusso. During the year, we enhanced the growth profile of the portfolio through the acquisition of Malibu and added to our premium wine business with Bodegas y Bebidas and Mumm Cuvee Napa. The integration of our acquisitions is going well and our new wine business is performing in line with our plans.

"Our Quick Service Restaurants business has delivered strong growth with improved overall same store sales and an increase in distribution points. Dunkin' Donuts continues to outperform the US QSR category and Baskin-Robbins has benefited from its brand revitalisation.

"The results for the first month of the new financial year have been in line with our expectations. We expect to continue to grow earnings benefiting from the contribution of our recent acquisitions while continuing to invest strongly in the business as we support new campaigns for our core brands and drive our programme of innovation."

Key Points
Comparative information here and in the Operating and Financial Review is based on constant exchange rates.

        - Investment to build sustainable future growth through continued improvement of operational effectiveness, innovation and acquisition.

        -    Organic profit growth (up 3%) in Spirits & Wine (total up 15%)
             - Organic advertising and promotion up 21% (total up 35%)
        -    Profit growth in Quick Service Restaurants up 11%
             - Strong overall same store sales growth
             - Dunkin' Donuts up 6% and Baskin-Robbins up 2%


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

     Operational effectiveness
        -    Improving operational effectiveness by:
             - Addressing short term volume challenges
             - Investing in the US supply chain improvement project, at a cost of (pound)19m
             - Boosting the focus on our people
        -    Strong progress in enhancing our marketing capabilities:
             -  Consumer segmentation study
             -  New marketing campaigns for key brands
        -    Underlying trading working capital improved by 7% ((pound)110m)

     Innovation
        -    Successfully developing consumer-led innovation to drive growth
             - Launch of new ready-to-drink products
             - New cream liqueur - Tia Lusso

     Acquisition
        - Significantly strengthening the brand portfolio through targeted acquisition:
        - -    Malibu
        - -    Kuemmerling in Germany
        - -    Bodegas y Bebidas, Spain's leading winemaker
        - -    Mumm Cuvee Napa in California
        -    Developed an international premium, branded wine business
        -    Integration is on track

For further information:

Internet:
Corporate information can be downloaded from the website at www.allieddomecq.com

Presentation material:
The results presentation will be available on the corporate website from 9.30 am (UK time) on Tuesday 29 October 2002.

Webcast:
A live webcast of the presentation to analysts will be available from the investor relations section of the corporate website at 9.30 am (UK time) on Tuesday 29 October. A recording of the webcast will be available from 2.00 pm (UK time).

Conference call:
A conference call will be held for analysts and investors at 4.00 pm (UK time) on Tuesday 29 October. The call can be accessed by dialling:

        From:      UK/Europe: 0800 559 3272/+44 20 7984 7582
                   US/Canada: +1 913 981 5508

A recording of the conference call will be available from 7.00 pm (UK time) on 29 October until 5 November 2002. Call the following numbers to listen to the recording:

From:      UK/Europe: 0800 559 3271/+44 20 7984 7578           Passcode: 465448#
           US/Canada: +1 719 457 0820                          Passcode: 465448

Investor enquiries:
Graham Hetherington, Group Finance Director                +44 (0) 117 978 5120
Peter Durman, Director of Investor Relations               +44 (0) 7771 974817
Email: investor.relations@adsweu.com

Media enquiries:
Jane Mussared, Director of Corporate Affairs               +44 (0) 7880 783532
Anthony Cardew, Cardew & Co                                +44 (0) 20 7930 0777


Cautionary statement regarding forward-looking information:
Some statements in this press release contain "forward-looking" statements as defined in Section 21E of the United States Securities Exchange Act of 1934.
They represent our expectations for our business, and involve risks and uncertainties. You can identify these statements by the use of words such as "believes", "expects", "may", "will", "should", "intends", "plans",
"anticipates", "estimates", or other similar words. We have based these forward-looking statements on our current expectations and projections about future events. We believe that our expectations and assumptions with respect to these forward-looking statements are reasonable. However, because these forward-looking statements involve known and unknown risks, uncertainties and other factors which are in some cases beyond our control, our actual results or performance may differ materially from those expressed or implied by such forward-looking statements.

KEY BUSINESS DRIVERS

We have achieved profit growth while continuing to invest in sustainable future growth, focusing our investment on:

     - Further aggressive management of our existing asset base particularly through increased and more targeted marketing;
     -    Launching consumer-led innovation; and
     - Enhancing the growth profile of our portfolio through acquisition in both spirits and wine.

Marketing-led business: In our drive to become a truly marketing-led company, we have changed our approach to understanding the consumer. We have committed
(pound)6m across 10 countries to develop a new modal approach to consumer segmentation, which is enabling us to predict better consumers' choice of drink and brand. This work has given us the marketing tools to determine strategies for 11 brands and country strategies for our 10 largest markets. This provides a rigorous basis to support our investment decisions across our whole portfolio.
We are developing the creative work that brings the brands to life and identifying the most effective media to reach our target consumers with integrated campaigns from TV and cinema commercials to on-trade promotions and parties.

Consumer-led marketing: We are now delivering exciting new marketing campaigns for key brands. During the year we launched an integrated marketing campaign behind Ballantine's - "Go play" which is a significant departure from traditional whisky marketing. Our fully integrated through-the-line campaign was launched in May in over 50 countries. Stolichnaya in the US saw a significant increase in investment with "See what unfolds". Our latest major marketing campaign for Kahlua - "Unleash it" - is being launched in six countries through a wide range of media from television and cinema to outdoor and radio.

Innovation: We are delivering a programme of innovation. We launched ready-to-drink products including two in the US - Stolichnaya Citrona and Sauza
Diablo. These have been developed through a commercial partnership with Miller.
As the market develops, both parties will explore together further opportunities to extend the range of ready-to-drink beverages via our portfolio of spirits brands. We also launched a major innovation to the Tia Maria brand. Tia Lusso is a new light cream liqueur that has been rolled out to nine markets, with sales exceeding our launch expectations.

Growth through acquisition: The future growth profile of our spirits portfolio has improved through the acquisition of Malibu, a leading international spirits brand. The brand will become our ninth core and the third most profitable in our portfolio with a dynamic growth profile. Our wine business has been enhanced though the addition of Bodegas y Bebidas and Mumm Cuvee Napa. We have set out clear plans to build a sustainable wine business that will deliver good returns and bring best value to the trade and the consumer. We are now delivering against these plans.

OPERATING AND FINANCIAL REVIEW

Summary
At constant exchange rates, turnover was up 19% to (pound)3,334m in the period and trading profit increased by 14% to (pound)610m. Organic trading profit grew by 5% to (pound)557m. Normalised profit before tax grew by 6% to (pound)480m.

We have delivered these results through the growth of Spirits & Wine gross margin and the continued improved performance of our Quick Service Restaurants business. At the same time, we have increased advertising and promotion by 35%
(21% for organic businesses), invested in reduced US trade inventories at a pre-tax cost of (pound)19m and absorbed a (pound)16m increase in pension costs.


                                       3
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We have maintained earnings growth with a 5% improvement in normalised earnings per share to 32.6 pence per share. Acquisitions during the period diluted normalised earnings per share by 0.8 pence, of which 0.5 pence related to Malibu and its financing through debt and equity. Excluding this dilution, normalised earnings per share grew by 8%.

The directors are recommending a final dividend of 8.1 pence per share giving a total for the year of 13.0 pence per share, an increase of 7%. This is in line with our policy for the annual dividend to be covered approximately 2.5 times.

Outlook
The results for the first month of the new financial year have been in line with our expectations. We expect to continue to grow earnings benefiting from the contribution of our recent acquisitions while continuing to invest strongly in the business as we support new campaigns for our core brands and drive our programme of innovation.

Explanatory notes
Comparative information is based on constant exchange rates. Net turnover is turnover excluding excise duty. Profit and normalised earnings are stated before goodwill and exceptional items which includes the benefit of the Mexican excise rebate. Organic growth comparisons exclude the contribution of acquisitions until they have been incorporated in the business for one full calendar year from the date of acquisition. Volumes are quoted in nine litre cases unless otherwise specified.
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SPIRITS & WINE

                                             Total                Organic
                                   -----------------------  --------------------
                                          2002      Growth       2002     Growth
Trading profit                       (pound)516m      15%    (pound)463m    3%
Net turnover                       (pound)2,380m      25%  (pound)2,044m    7%
Advertising and promotion            (pound)443m      35%    (pound)396m   21%

We have grown both profits and turnover of our Spirits & Wine business through organic growth and acquisition. Before the benefit of acquisitions, gross margin increased by (pound)144m. This is partly offset by increased advertising and promotion ((pound)69m) and the combined impact ((pound)62m) of overheads and a decline in other income, driven primarily by higher pension costs, investment in new systems, US listing costs and investment in ready-to-drinks. Acquired businesses increased gross margin by (pound)152m, advertising and promotion investment by (pound)47m and overheads by (pound)52m.

The organic gross margin increase of 13% ((pound)144m) has been driven through enhanced mix ((pound)86m) in Asia Pacific and North America, increased pricing
((pound)25m), particularly in Latin America and volumes ((pound)24m) in Asia
Pacific and Europe.

A review of Spirits & Wine brand performance is on page 7 and a regional review of performance is given on page 9.

QUICK SERVICE RESTAURANTS

     -    Trading profit up 11% to(pound)78m
     -    System-wide sales growth of 9%
     - US same store sales growth in Dunkin' Donuts of 6% and Baskin-Robbins of 2%
     -    Number of combination stores up 31%

Profit growth in our Quick Service Restaurants business has been driven by growth in same store sales and the contribution from new stores.

Dunkin' Donuts has delivered another good year of growth outpacing the overall
QSR industry with systemwide sales up by 10% and same store sales up 6% in the US. The brand also achieved a 4% increase in distribution points. The restructuring of the Baskin-Robbins franchise arrangements has continued to grow systemwide sales by 6% and US same store sales by 2%. Baskin-Robbins has benefited from a promotional tie-in with the animated film "Spirit: Stallion of


                                       4
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the Cimarron" which has driven sales of the Spirit flavours - Wild `N Reckless and S'more. In addition, the highly publicised "Free Scoop Nights" have continued to drive brand awareness. Togo's has successfully increased the number of distribution points by 10% to grow systemwide sales by 1% . A new advertising campaign - "Legend of Togo's" - has been launched to increase awareness of the
Togo's brand and increase systemwide sales.

Innovation has long been an important part of QSR's growth strategy with new products being developed across the brand portfolio. Dunkin' Donuts is now the number one player in the QSR bagel category with 19% share of the US market and it's Coffee Coolatta is number two in the QSR iced and frozen slushy category.
Baskin-Robbins has developed triple-layer shakes, "hot treats" and a variety of new exotic flavours including "Wild Amazon", "Turkish delight" and "African safari". Togo's has widened its range of sandwich offerings with better quality bread and new toasted products.

Our strategy of multibranded combination stores continues to be a driver of growth in new store openings with a 31% increase in the number of combination stores to over 800. There are now 74 combination stores that offer all three of our Quick Service Restaurant brands. This strategy is based on our brands' complementary daypart offering and brings significant benefits to our franchisees through improved scale and operating efficiencies, along with increased choices for consumers.

SPIRITS & WINE BRAND PERFORMANCE

Total Spirits & Wine volumes and net turnover increased by 26% and 25%
respectively, driven by acquisitions. Before acquisitions, net turnover grew 7% on flat volumes. We have achieved a significant improvement in performance in the second half through a focused approach to our key brand market combinations and the positive actions we have taken in our US business. Overall organic volumes grew by 4% in the second half compared with a 3% decline in the first half.

We are investing more heavily in our organic business with a 21% increase in advertising and promotion supporting the enhanced brand activation work we have developed. The main focus for this investment is Ballantine's in over 50 markets, Mumm and Perrier Jouet in US and UK, Stolichnaya in the US, Imperial whisky in South Korea, the launch of Tia Lusso in nine markets and the development of new ready-to-drink products. Over the past 18 months, we have enhanced our marketing capabilities through detailed consumer insight research, country and marketing strategies and exciting new creative work. We now have the consumer-led initiatives and marketing tools to target this increased investment to drive sustainable future growth.

We launched Stolichnaya Citrona and Sauza Diablo which have performed well in market research with target consumers. To the end of August, our partnership with Miller had invested $40m behind these brands to drive sales of 270,000 cases on an equivalent servings basis. We have achieved good awareness of these brands through extensive advertising and on-premise sampling which in turn will benefit the equity of the respective `mother brands', but distribution of these products has been disappointing. Since it is still early days for our products, our launch resulted in a small charge to the profit and loss account which is reflected as an associate in `Others'. Our partnership with Miller has given us access to an efficient production and distribution asset base in order to gain access to any upside available from this category.

We manage our Spirits & Wine portfolio as four groups: core brands, local market leaders, premium wine and other Spirits & Wine brands. Brand performance is reviewed below under these categories.


                                       5
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Spirits & Wine volume and net turnover growth

                                                     Including impact of                    Excluding impact of
                                                          US destock                             US destock
                                                Volume        Volume          Net           Volume        Net
                                               million        growth     turnover           growth     turnover
                                                 cases             %       growth                %       growth
                                                                                %                             %
    Ballantine's                                    5.7           4            11                4           11
    Beefeater                                       2.3           3             2                4            4
    Canadian Club                                   2.2           2            (8)               7           (2)
    Courvoisier                                     1.0           8             8                9            8
    Kahlua                                          3.1          (9)           (9)              (5)          (3)
    Maker's Mark                                    0.4          10            16               10           16
    Sauza                                           1.9          10            19               10           20
    Tia Maria                                       0.8          13            14               13           14
Core brands                                        17.4           2             6                4            8
    Malibu                                          0.5           -             -                -            -

Local market leaders                               11.4          (1)           12                0           13
    Local market leader acquisitions                1.0           -             -                -            -

Premium wine                                        2.2           7            10               10           12
    Premium wine acquisitions                      10.7           -             -                -            -

    Other wine                                      7.0          10            11               10           11
    Other spirits                                  13.3          (1)            7               (1)           7
Other Spirits & Wine brands                        20.3           2             8                3            8

Total (including acquisitions)                     63.5          26            25               27           26
NB: The volumes of Stolichnaya Citrona and Sauza Diablo are not included in this table.

The volumes of our core brands, excluding Malibu, grew by 2% and net turnover grew 6%, reflecting the improved second half performance across nearly all the brands. The core brand volumes were up 8% in second half compared with a 3% decline in the first half. This has been achieved through a more focused approach on the key brand market combinations and improved trading in the US. The growth for the year has been affected by our destocking of the US supply chain announced in October 2001. Excluding the impact of the destock, volumes grew by 4% and net turnover grew by 8%.

We have also continued to invest strongly behind our core brands with an increase of 11% in advertising and promotion leaving the net brand contribution from our core brands up 1%. We acquired Malibu in May 2002 and this will join our core brands. It has performed well in the first three months of our ownership with a rapid and effective integration into our business. We have addressed trade loading issues and the brand continues to show good consumer growth trends.

Ballantine's volumes grew 4% and net turnover increased 11% on continued good performance in its key markets in Europe, Asia Pacific and Duty Free, particularly following the launch of the new campaign "Go play". Beefeater continued to perform well in Spain helping to offset a slower performance in the US to drive overall volumes up 3% and net turnover up 2%. The performance of both Kahlua and Canadian Club have been held back by the US destock and by tougher trading conditions in the US during the first half. Canadian Club has shown improving consumption trends during the year and Kahlua should benefit from the recent launch of a new campaign, "Unleash it". Courvoisier benefited from strong growth in both the UK and US markets particularly following the success of the track "Pass the Courvoisier" by Busta Rhymes and continued investment in the "House of Courvoisier" campaign in the US. The growth of Maker's Mark has continued with a 10% increase in volumes driven by strong consumer interest, good brand PR and advertising. Sauza volumes grew 10% benefiting from our investment in improved tequila production and net turnover increased 19% also helped by improved price and mix. Tia Maria had a good Christmas in the UK and the launch of the new cream liqueur, Tia Lusso, helped to grow volumes and net turnover by 13% and 14% respectively.

The local market leader brands benefited from Stolichnaya in the US and the acquisition of Kuemmerling in Germany. As a result, total volumes from the local market leader brands grew 8% while net turnover and net brand contribution grew 29% and 27% respectively. Before acquisitions, total volume for this brand category fell by 1% largely reflecting a 12% volume decline in Mexican brandies. In spite of this decline, caused by excise duty increases in Mexico and the on-going pressure of the informal spirits market, we successfully grew net turnover and net brand contribution of our Mexican brandies by 7% and 34% respectively. Strong performances by Stolichnaya in the US and Imperial in Korea helped to grow organic net turnover of the local market leaders by 12% and net brand contribution by 14%. We increased our organic advertising and promotion investment behind this category by 35%, mainly behind Stolichnaya and Imperial.

During the year, we established our premium wine business following recent acquisitions. Before the benefit of acquisitions, our wine business grew volumes by 7% and net turnover by 10% to drive net brand contribution up by 14%. A full review of the wine business including our recent acquisitions is provided in the regional review.

The volumes for the rest of the Spirits & Wine portfolio grew by 2% while net turnover increased by 8% growing net brand contribution by 1%.

MARKET REVIEW - SPIRITS & WINE
The performance of our business is reviewed below by region.

Europe
Trading profit grew by 5% to (pound)160m driven by good performances in Spain and the UK and through acquisition. Trading profit before acquisitions was down 4% held back by advertising and promotion, up 11%, on net turnover up 6%. This strong investment is principally behind "Go play" campaign for Ballantine's and the launch of Tia Lusso.

Our business in Spain has again achieved further market share gains for Ballantine's and Beefeater, which grew volumes by 3% and 9% respectively. Centenario consolidated its position as category leader with a 12% increase in volumes and a 14% increase in net turnover. Advertising and promotion was increased in Spain behind Ballantine's, Beefeater, Whisky DYC and Malibu. The increase in excise duty in January slowed first half volume growth with core brands up 3% which recovered to 8% growth in the second half.

The volume performance of Ballantine's outside of Spain was held back by weak market conditions, particularly in Germany but still managed to grow market share across Europe.

The UK business benefited from a good Christmas and strong performances for Teacher's, Courvoisier and Tia Maria. Over the year, Teacher's grew volumes by 12% gaining share in the off-trade. Courvoisier also gained share to become the number one selling cognac brand in the UK. Tia Maria also performed well, as well as benefiting from the launch of Tia Lusso.

We acquired Kuemmerling, a leading German bitters brand, at the beginning of the period. The integration has been accelerated, and is now almost complete, with all our German operations now in one location in Frankfurt. Kuemmerling has given us critical mass in Europe's largest spirits market providing a sound economic platform for our German business.

We are making good progress with the implementation of our major systems upgrade project in key European markets with systems live in France, Germany, Spain and parts of the UK, rolling out to other key European markets through to 2003. The project will significantly improve the availability and consistency of data across the region and will help drive enhanced performance.

North America
Trading profit grew 7% to (pound)169m driven primarily by the contribution from acquisitions and mix improvements. On an organic basis, net turnover grew 4% on volumes up 1% leading to an increase in trading profit of 1%. Organic volumes grew by 3% in the second half compared with a 2% decline in the first half. This significant improvement in trading during the latter part of this financial year is a direct result of our positive actions. We have refined pricing by brand and by state, improved communications within the business, reviewed deployment of our sales forces and re-aligned our advertising and promotion spend to improve its effectiveness. This has been achieved as part of our implementation of a new five year country strategy. Significant management changes were made including the appointment of a new president, Tom Wilen. In addition, a new organisational structure is being implemented that will allocate our resources closer to the market place and increase sales coverage. This will facilitate a better understanding of customers and consumers and further strengthen our relationships with distributors.

The supply chain re-engineering project that we announced in October 2001 has reduced wholesaler and retailer inventories in the US with a negative impact on trading profit of (pound)19m, of which (pound)2m related to the Wine region. Excluding the impact of the destock, organic trading profit grew 12%. The destock has resulted in a reduction in shipments compared with depletions of 0.5m cases and has primarily affected Kahlua, Beefeater, Canadian Club, Hiram Walker Liqueurs and Californian wine. The project is expected to continue in the year to August 2003 with a further impact on trading profit of around (pound)10m.

Stolichnaya continues to perform well, gaining share in the imported vodka category, helped by a new advertising campaign. Courvoisier, Maker's Mark and Sauza have all grown share during the year. Kahlua, Canadian Club and Beefeater have been held back by the impact of the US destock and by the slower trading experienced at the beginning of the fiscal year.

Our objective is to work closely with our US distributors through a programme where we are the 'partner of choice'. We are focused on developing long-term partnerships where we actively shape a sustainable model for both parties. The recent changes in the US distributor environment have created new opportunities that we are currently evaluating. Our US portfolio has been significantly enhanced through the recent acquisitions of Stolichnaya, Mumm and Perrier Jouet champagnes and Malibu and we shall continue to provide mutual benefit through our increasingly premium portfolio in our distributor relationships.

Latin America
Trading profit for the region was up 42% to (pound)61m (excluding the Mexican excise rebate) on net turnover up 12%. This improvement was driven by reduced production costs and the success of the "Yo brandy" promotion for our Mexican brandies that helped to grow their net turnover by 7% and net brand contribution by 34% in spite of falling volumes. Sauza volumes in the region have grown 14%, benefiting from our ongoing careful management of the supply of the key raw material, agave and the production of tequila. We continue to manage supplies of Sauza between its major markets, the US and Mexico. The region also benefited from cost savings during the period. Advertising and promotion for the region increased by 27% particularly behind Sauza, Ballantine's and the introduction of a high energy ready-to-drink product, "Spirit".

During the period, we received compensation of (pound)213m awarded by the Mexican Supreme Court. This was received through a combination of cash and offsetting of duties and taxes payable. The current estimate of excise duty rebate and related interest and inflation still to be received during the year to August 2003 is expected to be within a range of (pound)30m to (pound)50m.

We are making good progress with the integration of our new wine businesses, Bodegas y Vinedos Graffigna and Vinedos y Bodegas Sainte Sylvie, in Argentina. We will increase their export potential as part of our global wine strategy; this will address the current weak domestic trading conditions in Argentina. Profits from Brazil have been held back by the weak economic climate but Ballantine's and Teacher's continue to drive volume growth.

Asia Pacific
We have achieved strong growth of 20% in net turnover and trading profit. The profit growth has been driven by good performances across the region, particularly in South Korea, and has been achieved after a 57% increase in advertising and promotion investment principally behind Ballantine's and Imperial. Our South Korean business, Jinro Ballantines continues to show strong growth. Imperial, South Korea's number one premium whisky, and Ballantine's have been the key drivers of this growth in the region with volumes up 19% and 23% respectively. We launched a brand extension, Ballantine's Masters, which is progressing well and should benefit further from a new advertising campaign. Ballantine's 12 and 17 year old have established a strong presence in the premium aged whisky category.

Fundador continues to perform well in the Philippines with volumes up 15% and net turnover growth of 12%, helped particularly by Fundador Solera. Australia and New Zealand have reported strong results particularly with Kahlua and RTDs. We achieved a rapid launch of Tia Lusso in Australia supported by marketing materials developed by the central marketing team for local application.

Wine region
For the first time our premium wine business is presented separately within the regional review. This business includes Bodegas y Bebidas, Montana, Mumm and Perrier Jouet champagnes and our enlarged US wine business including Buena Vista and Mumm Cuvee Napa. David Scotland was appointed in January to lead the wine business and has put together a strong team of wine experts from a number of leading wine companies. The wine business delivered a trading profit of (pound)68m on wine volumes of 13m cases which is in line with our plans. This includes the adverse impact of the US destock. Our plans support our key objective of achieving a return on investment above our weighted average cost of capital by August 2005 and exceed our target of 10% by August 2007. Montana's trading profit grew by 35% in spite of a year of significant change and a poor North Island harvest in 2001. This growth was achieved from both domestic and export sales. Bodegas y Bebidas continued its mix shift towards premium wine with a 7% growth in net brand contribution on volumes down 10%. Including the impact of the destock, our US wine business is holding volumes in a tougher market as it benefits from the strength of well recognised brands like Clos du Bois. Mumm Cuvee Napa was added to our US business in May and will further support the development of our premium branded wine business. Mumm and Perrier Jouet champagnes have shown significant growth during the year growing share in key markets. We have addressed the excess stocks following the millennium whilst maintaining premium price positions.

Global Operations
We have continued to achieve improvements in productivity with an increase for Spirits & Wine of 3% (measured as cases produced per employee). This improvement has largely been achieved through increasing production volumes through key sites, particularly Ballantine's at Allied Distillers and Courvoisier at Jarnac. During the year, we completed a review of our distillation strategy in Scotland. As a result, we are investing (pound)6m at our Strathclyde Distillery over the next 18 months and have closed our distillery at Dumbarton. One-off costs of (pound)14m relating principally to the asset write-down of the balance sheet value of the distillery and site demolition and clearance costs have been charged as an exceptional item. The future cash benefits of this action will be approximately (pound)3m per annum, initially reflected in the stock value of the grain whisky. We have completed our US$25m investment to increase the distillation and warehousing capacity for Maker's Mark in Kentucky. We are also managing the transfer of Malibu production to our sites in Walkerville, Dumbarton and Jerez which will take place during the first half of the coming year.

Our Duty Free operations have shown a marked recovery following the downturn in travel experienced earlier in the year following September 11 and the economic recession in a number of markets. In particular, we have seen good growth in the Ballantine's super premium brands and a good performance from America in the second half of the year. We have consistently increased our leadership position in the super premium scotch in Duty Free. The recent additions to our portfolio, Malibu, our champagnes and Tia Lusso are all performing well in this channel.

Geographical Analysis - Spirits & Wine trading profit
In line with previous statements, the trading profits of the Spirits & Wine regions shown in this review are on a management reporting basis at constant exchange rates, rather than on a statutory basis at each year's actual exchange rates, as shown in note 2 to the accounts.

The premium wine business has been presented separately within the regional analysis. The effect of the transfer of the US wine business from North America to premium wine and the shift of management responsibility for Duty Free from Others to Europe is shown in the market transfers column. "Others" include Global Operations (including profit from the sale of bulk whisky), standalone duty free operations and central costs not allocated to marketing regions. The losses arising from "Others" reflects increased pension costs and higher levels of investment in central advertising and promotion in areas such as consumer segmentation research and new product development including Stolichnaya Citrona and Sauza Diablo.

Geographical analysis - Spirits & Wine trading profit



                                          2001                                2002                  2002
                                                                             Total                 Organic
                                                                                    Growth                 Growth
                      Reported     Market       Foreign      At 2002               at 2002                at 2002
                          2001  transfers      exchange     exchange     2002     exchange       2002    exchange
                      (pound)m   (pound)m      (pound)m     (pound)m (pound)m            %   (pound)m           %
Europe                     142          7             3          152      160            5        146         (4)
North America              185        (27)            -          158      169            7        160           1
Latin America               46          -            (3)          43       61           42         61          42
Asia Pacific                59          -            (4)          55       66           20         66          20
Wine region                  -         26             -           26       68            -         29          12
Others                      26         (6)           (4)          16       (8)           -          -           -
Total                      458          -            (8)         450      516           15        463           3

INVESTING IN OUR PEOPLE
During the year we recruited a professional HR Director, Tom Brown, to reinforce our commitment to our people and their key role in harnessing the value from our brands. We continue to drive toward a performance related culture through the sourcing of the best talent, development and aligning our rewards programme with the critical performance measures for the business.

BRITANNIA SOFT DRINKS
The group's share of Britannia's profits for the year was(pound)16m (2001:(pound)13m).

CASH FLOW
Net cash flow from operating activities was(pound)760m (2001:(pound)423m) and free cash inflow increased to(pound)211m (2001:(pound)86m). This improvement was driven by increased profit and cash generation along with the benefit of the Mexican excise rebate (free cash flow benefit 2002:(pound)128m;
2001:(pound)47m).

Net debt increased by (pound)724m during the year from (pound)1,854m to (pound)2,578m, the main outflows being the acquisitions of Kuemmerling ((pound)125m), Bodegas y Bebidas ((pound)199m) and Malibu ((pound)555m). In addition, we paid (pound)231m to the shareholders of Montana being the cash settlement of shares purchased in 2001. Underlying trading working capital, allowing for acquisitions and organic growth, has shown a 7% ((pound)110m) improvement over last year.

TAXATION
The normalised tax rate for the year has remained in line with last year's rate of 25%. Financial Reporting Standard 19 - Deferred Tax was adopted resulting in a (pound)53m balance sheet adjustment to August 2001. The overall tax rate for 2001 has not changed. The tax charge for 2002 contains a credit of (pound)10m due to an adjustment to the estimated recoverable amount of a deferred tax asset in respect of tax losses arising in prior periods. We expect that the normalised rate for the next financial year will not exceed 25%.

GOODWILL AND EXCEPTIONAL ITEMS
Goodwill amortisation totalled (pound)38m (2001:(pound)12m) the increase being primarily due to the acquisitions of Mumm and Perrier Jouet champagnes and Montana.

During 2001, (pound)47m received in respect of the Mexican excise award was reported in operating profit. The Group has received (pound)213m during 2002 which due to its size has been treated as exceptional operating income. In response to the receipt of this cash the Group has undertaken to invest approximately (pound)11m on social and community projects in Mexico.

Other exceptional costs this financial year include: (pound)14m associated with the closure of the Dumbarton distillery resulting from our review of distillery strategy; (pound)23m for the one-off costs associated with the planned termination of an onerous land lease in California; and (pound)36m for the acquisition integration programme.

In aggregate, the acquisitions over the last 18 months have served to create our premium wine business, to fill portfolio category gaps and to create critical mass in certain markets. In combination these have been major transforming events for the business and, as a result, costs associated with acquisition integration are being treated as exceptional.

TREASURY OPERATIONS
The group treasury operates as a centralised service managing interest rate and foreign exchange risk and financing. The board agrees and reviews policies and financial instruments for risk management. We operate a prudent hedging policy. Business trading flows are netted by currency and hedged forward for up to 18 months using a combination of forward exchange contracts and purchased foreign exchange options.

The group has a natural hedge to the impact of fluctuations of the Euro on transaction costs from selling into and out of Eurozone. The impact of foreign exchange movements on the translation of profits was negative, though not material, resulting principally from the depreciation of the US dollar in the last two months of the fiscal year. This was partially offset by the strengthening of the Euro.

Our balance sheet can be significantly affected by currency translation movements. Our policy is to match foreign currency debt in proportion to foreign currency earnings so as to provide a natural hedge for part of the translation exposure.

The amount of risk to any one counterpart is restricted according to credit rating. We continually monitor our exposure to our counterparties and their credit ratings.

Exposures to interest rate fluctuations on borrowings and deposits are managed by using interest rate swaps and interest rate options. It is our policy to keep between 50 per cent and 70 per cent of net debt at fixed rates of interest with a target of 60 per cent.

At 31 August 2002, EV gearing (net debt as percentage of market capitalisation plus net debt) was 36%, compared with 30% at 31 August 2001.

In June 2002, a (euro)600m seven year bond and a (pound)250m twelve year bond were issued.

PENSIONS
In line with other companies, market and demographic dynamics over recent years have increased the cost of providing pensions. Allied Domecq has absorbed an increased pension profit and loss charge of (pound)16m in the current year.

Recent stock market volatility has caused significant variation in the net pension liability when assessed under FRS 17. At 31 August 2002, the post tax deficit under this accounting standard was (pound)336m compared with (pound)25m at 31 August 2001. This compares with Allied Domecq's enterprise value of around (pound)7bn.

In aggregate, the pension funds remain well funded and we do not anticipate having to materially increase Allied Domecq's cash contributions to the funds.

Accounting policies

Year to 31 August 2002

Basis of accounting

The accounts are prepared under the historical cost convention and comply with accounting policies generally accepted in the United Kingdom ("UK GAAP"). The accounts adopt Financial Reporting Standard (FRS) 17 Retirement Benefits in line with the transitional timetable laid down by the standard. FRS 19 Deferred Tax has been adopted in full and required a restatement of prior year results as described in note 23.

Pages 47 to 50 describe the significant differences between UK GAAP and US generally accepted accounting principles ("US GAAP") and presents a reconciliation of net income and shareholders' equity from UK GAAP to US GAAP as a result of such differences.

Basis of consolidation

Allied Domecq PLC (the "group" or "company") accounts consolidate the accounts of the company and its interests in subsidiary undertakings. Interests in associated undertakings are included using the equity method of accounting. The results of businesses acquired or disposed of during the year are consolidated for the period from, or up to, the date control passes.

Acquisitions

On the acquisition of a business, or an interest in an associate, fair values, reflecting conditions at the date of the acquisition, are attributed to the net assets acquired. Adjustments are also made to bring accounting policies in line with those of the group.

Intangible fixed assets

Goodwill arising on acquisitions of a business since 1 September 1998 is capitalised and amortised by equal instalments over its anticipated useful life, but not exceeding 20 years. Goodwill arising on acquisitions prior to 1 September 1998 was charged directly to reserves. On disposal of a business, any attributable goodwill previously eliminated against reserves is included in the calculation of any gain or loss. Other purchased intangible assets are capitalised and amortised over their useful economic lives on a straight line basis. Where intangible assets, such as brands, are regarded as having indefinite useful economic lives, they are not amortised but are subject to annual impairment reviews.

Tangible fixed assets

Tangible fixed assets are capitalised at cost. Depreciation is provided to write off the cost less the estimated residual value of assets by equal instalments over their estimated useful economic lives as follows: Land and buildings - the shorter of 50 years or the length of the lease; distilling, maturing and storage equipment - 20 to 30 years; other plant and equipment and fixtures and fittings
- 5 to 10 years; and computer software - 4 years. No depreciation is provided on freehold land.

Fixed asset investments

Fixed asset investments are stated at cost, less provision for any permanent diminution in value.

Turnover

Turnover represents sales to external customers (including excise duties but excluding sales taxes) and franchise income.

Stocks

Stocks are valued at the lower of cost and net realisable value. Cost comprises purchase price or direct production cost, together with duties and manufacturing overheads. The cost of spirits and wine stocks is determined by the weighted average cost method.

Stocks are included in current assets, although a portion of such stocks may be held for periods longer than one year.

Deferred tax

Full provision is made for deferred tax assets and liabilities arising from timing differences. Deferred tax assets are recognised to the extent that they are regarded as recoverable.

Financial instruments

The group uses financial derivative instruments to manage exposures to movements in interest and exchange rates. Transactions involving financial instruments are accounted for as follows:

i) Gains or losses arising on forward exchange contracts are taken to the profit and loss account in the same period as the underlying transaction. Premiums paid or received on foreign currency options are taken to the profit and loss account when the option expires or matures.
ii) Net interest arising on interest rate agreements is taken to the profit and loss account over the life of the agreement.
iii) Gains and losses on foreign currency debt and foreign exchange contracts held for the purposes of hedging balance sheet translation exposures are taken to reserves.

Foreign Currencies

Monetary assets and liabilities arising from transactions in foreign currencies are translated at the rate of exchange prevailing at the date of transaction. Subsequent movements in exchange rates are included in the group profit and loss account.

The results of undertakings outside the UK are translated at weighted average exchange rates each month. The closing balance sheets of undertakings outside the UK are translated at year end rates. Exchange rate differences arising from the translation of foreign currency denominated balance sheets to closing rates are dealt with through reserves.

Pension and post employment benefits

Pension and post retirement medical benefit costs are charged to the profit and loss account on a systematic basis over the service life of employees, with the advice of actuaries, using the projected unit credit method.

Group profit and loss account
Year to 31 August 2002

                                                                                                  Year to 31 August 2001
                                                                 Year to 31 August 2002                 (restated)
                                                                  Before                          Before
                                                                goodwill     Goodwill           goodwill     Goodwill
                                                                     and          and                and          and
                                                             exceptional  exceptional        exceptional  exceptional
                                                                   items        items  Total       items        items  Total
                                                        Note    (pound)m     (pound)m(pound)m    (pound)m     (pound)m(pound)m
Continuing activities                                              3,184            -  3,184       2,879            -  2,879

Acquired activities                                                  150            -    150           -            -      -

Turnover                                                   1       3,334            -  3,334       2,879            -  2,879

Operating costs
     - goodwill amortisation                               6           -          (38)   (38)          -          (12)   (12)
     - Mexican excise rebate                               6           -          213    213           -           47     47
     - other                                               6      (2,739)         (84)(2,823)     (2,358)          (9)(2,367)
                                                            ------------------------------------------------------------------
Continuing activities                                                567          125    692         521           26    547
Acquired activities                                                   28          (34)    (6)          -            -      -
                                                            ------------------------------------------------------------------
Operating profit from continuing operations                          595           91    686         521           26    547
Share of profits of associated undertakings               15          15            -     15          22            -     22

Trading profit                                             1         610           91    701         543           26    569

Profit on sale of businesses                               7           -            -      -           -            6      6

Profit on ordinary activities before finance charges                 610           91    701         543           32    575

Finance charges                                            8        (130)           -   (130)        (90)           -    (90)

Profit on ordinary activities before taxation                        480           91    571         453           32    485

Taxation                                                   9        (120)         (46)  (166)       (113)         (15)  (128)

Profit on ordinary activities after taxation                         360           45    405         340           17    357
Minority interests - equity and non-equity                24         (13)           -    (13)        (13)           -    (13)

Profit earned for ordinary shareholders for the year      23         347           45    392         327           17    344
Ordinary dividends                                        11                            (141)                           (127)

Retained profit                                                                          251                             217

Earnings per ordinary share:
     - basic                                              10                            36.8p                           32.6p
     - diluted                                            10                            36.7p                           32.6p
     - normalised                                         10        32.6p                           31.0p


Group balance sheet
At 31 August 2002


                                                                                    31 August        31 August
                                                                                         2002             2001
                                                                                                     (restated)
                                                                        Note         (pound)m         (pound)m
Fixed assets
Intangible assets                                                         12            1,316              618
Tangible assets                                                           13              877              767
Investments and loans                                                     14              126               87
Associated  undertakings                                                  15               71               75

Total fixed assets                                                                      2,390            1,547

Current assets
Stocks                                                                    16            1,302            1,203
Debtors due within one year                                               17              736              689
Debtors due after more than one year                                      17              332              316
Cash at bank and in hand                                                                  169              111

Total current assets                                                                    2,539            2,319

Creditors (due within one year)
Short term borrowings                                                     20             (971)            (770)
Other creditors                                                           18           (1,022)          (1,189)

Total current liabilities                                                              (1,993)          (1,959)

Net current assets                                                                        546              360

Total assets less current liabilities                                                   2,936            1,907
Creditors (due after more than one year)
Loan capital                                                              20           (1,776)          (1,195)
Other creditors                                                           18              (90)             (48)
Total creditors due after more than one year                                           (1,866)          (1,243)

Provisions for liabilities and charges                                    19             (284)            (255)

Net assets                                                                                786              409

Capital and reserves
Called up share capital                                                   22              277              267
Share premium account                                                     23              165               26
Merger reserve                                                            23             (823)            (823)
Profit and loss account                                                   23            1,087              871

Shareholders' funds - equity                                                              706              341
Minority interests - equity and non-equity                                24               80               68
                                                                                          786              409

Group cash flow information
Year to 31 August 2002

                                                                                            Year to    Year to
                                                                                          31 August  31 August
                                                                                               2002       2001
Reconciliation of operating profit to net cash inflow from operating activities     Note   (pound)m   (pound)m
Operating profit                                                                                686        547
Goodwill amortisation                                                                            38         12
Exceptional operating costs                                                                      64          9
Depreciation                                                                                     75         56
Increase in stocks                                                                              (94)       (72)
Increase in debtors                                                                             (22)       (55)
Increase/(decrease) in creditors                                                                 71        (43)
Expenditure against provisions for reorganisation and restructuring costs                       (36)       (34)
Other items                                                                                     (22)         3

Net cash inflow from operating activities                                                       760        423

Group cash flow statement

Net cash inflow from operating activities                                                       760        423

Dividends received from associated undertakings                                                  11          9
Returns on investments and servicing of finance                                       26       (133)       (76)
Taxation paid                                                                         26       (178)       (34)
Capital expenditure and financial investment                                          26       (712)      (118)
Acquisitions and disposals                                                            26       (586)      (635)
Equity dividends paid                                                                          (133)      (163)

Cash outflow before use of liquid resources and financing                                      (971)      (594)
Management of liquid resources                                                                  (21)        (6)
Financing                                                                             26        798        488

Decrease in cash in the year                                                                   (194)      (112)

Reconciliation of net cash flow to movement in net debt

Decrease in cash in the year                                                                   (194)      (112)
Increase in liquid resources                                                                     21          6
Increase in loan capital                                                                       (649)      (488)

Movement in net debt resulting from cash flows                                                 (822)      (594)
Exchange adjustments                                                                             98         (8)

Movement in net debt during the year                                                           (724)      (602)
Opening net debt                                                                             (1,854)    (1,252)

Closing net debt                                                                      28     (2,578)    (1,854)

Group statement of total recognised gains and losses
Year to 31 August 2002

                                                                                           Year to     Year to
                                                                                         31 August   31 August
                                                                                              2002        2001
                                                                                  Note    (pound)m    (pound)m
Profit earned for ordinary shareholders for the year                                           392         344
Currency translation differences on foreign currency net investments                           (23)        (18)
Deferred taxation - origination and reversal of timing differences                             (12)          2
Total recognised gains and losses for the year                                                 357         328
Prior year adjustment                                                               23         (53)          -
Total recognised gains and losses recognised since last annual report                          304         328


The statement of recognised gains and losses for the year ended 31 August 2002 has been restated for the adoption of FRS 19 (note 23).

Group note of historical cost profits and losses

There is no difference between the profit earned for ordinary shareholders as disclosed in the profit and loss account and the profit stated on an historical cost basis.

Group reconciliation of movements in shareholders' funds
Year to 31 August 2002


                                                                                           Year to     Year to
                                                                                         31 August   31 August
                                                                                              2002        2001
                                                                                                     (restated)
                                                                                  Note    (pound)m    (pound)m
Shareholders' funds at the beginning of the year                                               341         190

Total recognised gains and losses for the year                                                 357         328
Prior year adjustment                                                               23           -         (53)
Ordinary dividends                                                                            (141)       (127)
Ordinary share capital issued (net of costs)                                                   149           -
Goodwill written back on disposals                                                               -           3

Net movement in shareholders' funds                                                            365         151

Shareholders' funds at the end of the year                                                     706         341

Parent company balance sheet
As at 31 August  2002

                                                                               31 August             31 August
                                                                                    2002                  2001
                                                               Note             (pound)m              (pound)m
Fixed asset investments                                          14                4,179                 3,998

Current assets
Debtors                                                          17                   14                     5
Creditors (due within one year)
Other creditors                                                  18                  (88)                 (496)

Net current liabilities                                                              (74)                 (491)

Net assets                                                                         4,105                 3,507

Capital and reserves
Called up share capital                                          22                  277                   267
Share premium account                                            23                  165                    26
Merger reserve                                                   23                2,420                 2,420
Capital reserve                                                  23                  651                   651
Profit and loss account                                          23                  592                   143

Shareholders' funds - equity                                                       4,105                 3,507

Profits of the parent company

Under s230 (4) of the Companies Act 1985, a separate profit and loss account for the parent company is not presented.
Profits for the year arising in the parent company are disclosed in note 23.

Notes to the accounts

                                                                     Continuing
                                                        Spirits &                      Total
                                                             Wine    QSR  Britannia Continuing  Acquired Discontinued  Total
1. Activity analysis                                     (pound)m (pound)m (pound)m   (pound)m  (pound)m   (pound)m  (pound)m
Year to 31 August 2002
Turnover                                                    2,868    316        -      3,184       150             -  3,334

Trading profit before exceptional items and goodwill          488     78       16        582        28             -    610
Goodwill amortisation                                         (30)     -        -        (30)       (8)            -    (38)
Exceptional items                                             155      -        -        155       (26)            -    129

Trading profit after exceptional items                        613     78       16        707        (6)            -    701
Profit on sale of businesses                                    -      -        -          -                              -

Profit before finance charges                                 613     78       16        707        (6)            -    701

Finance charges                                                                                                        (130)
                                                                                                                    ---------
Profit on ordinary activities before taxation                                                                           571

Depreciation                                                   61     10        -         71         4             -     75
Capital expenditure                                            92     34        -        126         7             -    133
Assets employed                                             2,681    120       46      2,847       939             -  3,786
Average numbers of employees                               10,348  1,173        -     11,521       592             - 12,113
-----------------------------------------------------------------------------------------------------------------------------

Year to 31 August 2001
Turnover                                                    2,571    308        -      2,879         -             -  2,879

Trading profit before exceptional items and goodwill (e)      458     72       13        543         -             -    543
Goodwill amortisation                                         (12)     -        -        (12)        -             -    (12)
Exceptional items                                              38      -        -         38         -             -     38

Trading profit after exceptional items                        484     72       13        569         -             -    569
Profit on sale of businesses                                    2      -        -          2         -             4      6

Profit before finance charges                                 486     72       13        571         -             4    575

Finance charges                                                                                                         (90)
                                                                                                                    ---------
Profit on ordinary activities before taxation                                                                           485

Depreciation                                                   46     10        -         56         -             -     56
Capital expenditure                                            70     27        -         97         -             -     97
Assets employed                                             2,536    114       43      2,693         -             -  2,693
Average numbers of employees                                8,403  1,382        -      9,785         -             -  9,785

Notes:

a) Acquired activities in 2001 had no material impact on turnover and trading profit.
b) Normalised profit before tax is(pound)480m (2001:(pound)453m) being trading profit(pound)610m (2001:(pound)543m) less finance charges(pound)130m (2001:(pound)90m).
c) Spirits & Wine goodwill is amortised over 20 years and relates principally to Mumm and Perrier Jouet and Montana acquired in 2001 and Jinro Ballantines acquired in 2000.
d) Assets employed are before deducting net borrowings of(pound)2,578m (2001:(pound)1,854m), tax payable of(pound)334m (2001:(pound)350m) and dividends payable of(pound)88m (2001:(pound)80m) to give net assets of(pound)786m (2001:(pound)409m).
e) Trading profit for the prior year has been reclassified to treat the rebate of Mexican excise as an exceptional item.

                                                                                              Rest of
                                                                           Europe   Americas    World    Total
2.  Geographical analysis                                                (pound)m   (pound)m (pound)m (pound)m

By country of operation
Year to 31 August 2002
Turnover
     - continuing activities                                                1,739      1,822      418    3,979
     - acquired activities                                                    153         14        1      168

     - to group companies                                                                                 (813)

     - external                                                                                          3,334

Trading profit
     - continuing activities                                                  226        310       46      582
     - acquired activities                                                     26          2        -       28
     - goodwill amortisation in continuing activities                         (11)        (1)     (18)     (30)
     - goodwill amortisation in acquired activities                            (8)         -        -       (8)
     - exceptional items in continuing activities                             (11)       166        -      155
     - exceptional items in acquired activities                               (21)        (5)       -      (26)

Profit before finance charges                                                 201        472       28      701

Assets employed                                                             1,650      1,376      760    3,786

Year to 31 August 2001
Turnover
     - continuing activities                                                1,543      1,785      254    3,582

     - to group companies                                                                                 (703)

     - external                                                                                          2,879

Trading profit
     - continuing activities (c)                                              212        298       33      543
     - goodwill amortisation                                                   (6)         -       (6)     (12)
     - exceptional items in continuing activities                              (9)        47        -       38

                                                                              197        345       27      569
Profit on sale of businesses in continuing and discontinued operations          5          1        -        6

Profit before finance charges                                                 202        346       27      575

Assets employed                                                             1,341        939      413    2,693

Notes:

a) Export sales from the United Kingdom were(pound)448m (2001:(pound)454m) including(pound)336m (2001:(pound)348m) sales to group companies.
b) Trading profit includes the group's share of profits of associated undertakings whose turnover is not included.
c) Trading profit for the prior year has been reclassified to treat the rebate of Mexican excise as an exceptional item.

                                                                                        Rest of
                                                            Europe       Americas         World          Total
Geographical analysis                                     (pound)m       (pound)m      (pound)m       (pound)m

By country of destination
Year to 31 August 2002
Turnover
     - continuing activities                                 1,082          1,584           518          3,184
     - acquired activities                                     131             15             4            150

                                                             1,213          1,599           522          3,334
Trading profit
     - continuing activities                                   184            308            90            582
     - acquired activities                                      25              3             -             28
     - goodwill amortisation in continuing activities          (11)            (1)          (18)           (30)
     - goodwill amortisation in acquired activities             (8)             -             -             (8)
     - exceptional items in continuing activities              (11)           166             -            155
     - exceptional items in acquired activities                (21)            (5)            -            (26)

                                                               158            471            72            701
Year to 31 August 2001
Turnover - continuing activities                               982          1,542           355          2,879

Trading profit
     - continuing activities   c)                              186            289            68            543
     - goodwill amortisation                                    (6)             -            (6)           (12)
     - exceptional items in continuing activities               (9)            47             -             38

                                                               171            336            62            569

Notes:

a)   Turnover excludes sales to group companies.
b) Trading profit includes the group's share of profits of associated undertakings whose turnover is not included.
c) Trading profit for the prior year has been reclassified to treat the rebate of Mexican excise as an exceptional item.


3. Exchange Rates

The significant translation rates to(pound)1 :-

                                                             Average rate
                                                             for the year               Closing rate
                                                                                          31 August     31 August
                                                                2002          2001           2002          2001
United States dollar                                            1.46          1.44           1.55          1.45
Mexican peso                                                   13.70         13.51          15.33         13.36
Euro                                                            1.60          1.63           1.58          1.60


                                                                                      Year to          Year to
                                               Full-Time         Part-Time     31 August 2002   31 August 2001
                                          ------------------------------------
                                                UK      Other     UK    Other           Total            Total
4. Staff costs                            (pound)m   (pound)m(pound)m (pound)m        (pound)m         (pound)m
Remuneration                                    69        274      3       11             357              310
Social security                                  8         33      -        1              42               36
Pension schemes
     - UK                                       (9)         -      -        -              (9)             (11)
     - other                                     -         (1)     -        -              (1)             (15)
Post retirement medical benefits (PRMB)          1          6      -        -               7                5

                                                69        312      3       12             396              325
Average numbers employed
2002 - Continuing operations                 1,563      8,465    146    1,347          11,521
2002 - Acquired operations                       -        569      -       23             592

2002 - Total                                 1,563      9,034    146    1,370          12,113
2001 - Continuing operations                 1,547      7,531    106      601                            9,785

Directors' remuneration
The amounts relating to emoluments, share options, long term incentive scheme interests and directors' pension entitlements are disclosed within the remuneration report.

5. Pension schemes

The group operates a number of pension and post retirement healthcare schemes throughout the world. The major schemes are of the defined benefit type and the assets of the schemes are largely held in separate trustee administered funds. The UK defined benefit schemes are now closed to new members. The group has continued to account for pensions in accordance with SSAP 24 and the disclosures given in a) are those required by the standard. To the extent not given in a) additional information required under the transitional arrangements of FRS 17 are set out in b) below.

a) Allied Domecq pension schemes

United Kingdom
The assets and liabilities of the UK schemes are reviewed regularly by an actuary. A full assessment is undertaken every three years with a further limited review each year for reporting purposes. The latest triennial assessment was carried out in April 2000 and the latest review was at April 2002. The actuarial assessments consider assets and liabilities at the date of calculation and forecast assets and liabilities in the future according to a set of assumptions, the most important of which are the rate of return on the assets, the rates of increase in remuneration, pensions and dividends and the average future terms on which assets would be sold to meet liabilities.

The actuarial reviews as at April 2002 were carried out on the basis of assumed future investment returns of 7% per annum, remuneration increases of 4.75% per annum, pension increases of 3.5% per annum and a long term net yield on UK equities of 2.68%. The market value of the assets of the Main Fund was (pound)1,397m and the funding level was 106%. The market value of the Executive Fund was (pound)379m and the funding level was 83%.

Overseas

The group operates defined benefit pension and post retirement medical benefit plans in several countries overseas, with the most significant being in the US and Canada. The latest actuarial reviews of these plans were carried out as at 31 August 2001 by independent actuaries for the purpose of calculating pension costs for the fiscal year ending 31 August 2002.

The actuarial reviews of the US plans showed that the combined market value of pension plan assets was (pound)186m at 31 August 2001 (2000: (pound)254m). This represents approximately 144% (2000: 202%) of the value of benefits that had accrued to pensioners, deferred pensioners and members as at that date. The principal assumptions used to calculate the liabilities at 30 August 2001 were assumed future investment returns of 7.25% (2000: 7.75%) per annum and earnings increases of 5.00% (2000: 5.00%) per annum.

The actuarial reviews of the Canadian plans showed that the combined market value of pension plan assets was (pound)132m at 31 August 2001 (2000:
(pound)171m). This represents approximately 108% (2000: 140%) of the value of benefits that had accrued to pensioners, deferred pensioners and members as at that date. The principal assumptions used to calculate the liabilities at 30 August 2001 were assumed future investment returns of 6.94% (2000: 6.97%) per annum and earnings increases of 4.98% (2000: 4.98%) per annum.

b) FRS 17 retirement benefits                           31 August 2002                  31 August 2001
                                               -----------------------------------------------------------------
                                                         United                           United
Major assumptions                                       Kingdom        Overseas          Kingdom       Overseas
                                                              %               %                %              %
Rate of general increase in salaries                        4.1             4.8              4.3            5.2
Rate of increase to benefits                                3.1             2.1              3.3            2.1
Discount rate for scheme liabilities                        6.0             6.5              6.1            7.3
Inflation                                                   2.3             2.1              2.5            2.7
The expected long term rate of returns of the significant schemes is:-
Equities                                                    8.5             8.7              8.0           10.0
Bonds                                                       5.0             6.1              5.5            6.5
Property and other                                          5.2             4.4              6.5            4.0


Net Pension and post retirement medical benefits liability              31 August 2002       31 August 2001
                                                                    --------------------------------------------
                                                                        United                United
                                                                       Kingdom   Overseas    Kingdom  Overseas
                                                                        Market     Market     Market    Market
                                                                         value      value      value     value
                                                                      (pound)m   (pound)m   (pound)m  (pound)m
Equities                                                                   896        206      1,182       273
Bonds                                                                      458        115        469       126
Property and other                                                         197          6        195        18

Total market value of assets                                             1,551        327      1,846       417
Present value of scheme liabilities                                     (1,941)      (417)    (1,877)     (421)

Deficit in the schemes                                                    (390)       (90)       (31)       (4)
Related deferred tax asset                                                 117         27          9         1

Net pension and PRMB liability                                            (273)       (63)       (22)       (3)

The disclosures for 31 August 2001 have been amended to include all material overseas pension and PRMB plans throughout the group; the original disclosures related to the main North American schemes only.


The amounts charged to profit and loss account under FRS 17 would have been:-

                                                                          31 August 2002      31 August 2001
                                                                       -----------------------------------------
                                                                          United              United
                                                                         Kingdom  Overseas   Kingdom  Overseas
                                                                        (pound)m  (pound)m  (pound)m  (pound)m
Regular service cost                                                           6         9         8         8
Past service cost                                                              -         7         -         -
Interest cost                                                                110        28       121        21
Expected return on assets                                                   (130)      (32)     (161)      (32)

Profit and loss (credit)/charge                                              (14)       12       (32)       (3)

Analysis of amount that would have been included within the group statement of recognised gains and losses under FRS 17:-

                                                                                              31 August 2002
                                                                                              United
                                                                                             Kingdom  Overseas
                                                                                            (pound)m  (pound)m
Actual return less expected return on pension scheme assets                                     (320)      (64)
Experience gains and losses arising on the scheme liabilities                                    (62)        -
Changes in assumptions underlying the present value of the scheme liabilities                    (19)      (19)

Actuarial loss recognised in group statement of total recognised gains and losses               (401)      (83)
Deferred tax movement                                                                            120        25

Actuarial loss recognised in group statement of total recognised gains and losses - net of
tax                                                                                             (281)      (58)

The movement in deficit during the year under FRS 17 would have been:-

                                                                                             31 August 2002
                                                                                             United
                                                                                            Kingdom   Overseas
                                                                                           (pound)m   (pound)m
Deficit in scheme at beginning of year net of deferred tax                                      (22)        (3)
Movement in year:
Current service cost                                                                             (6)        (9)
Past service cost                                                                                 -         (7)
Contributions                                                                                    16          4
Other finance income                                                                             20          4
Currency translation adjustment                                                                   -          6
Deferred tax movement on actuarial loss                                                         120         25
Actuarial loss                                                                                 (401)       (83)

Deficit in scheme at the end of the year net of deferred tax                                   (273)       (63)


                                                                                            Year to          Year to
                                                                                     31 August 2002   31 August 2001
6. Operating costs                                       Note Continuing  Acquired         (pound)m         (pound)m
Change in stocks of finished goods and work in progress              (88)       (6)             (94)             (72)
Raw materials and consumables                                        785        55              840              714
Customs and excise duties paid
     - ongoing                                                       619        19              638              605
     - Mexican excise rebate                                        (213)        -             (213)             (47)
Staff costs                                                 4        388         8              396              325
Depreciation                                               13         71         4               75               56
Goodwill amortisation                                                 30         8               38               12
Other operating charges including exceptional items                  835        68              903              678
Operating leases
     -   hire of equipment                                            11         -               11               10
     -   property rents                                               48         -               48               49
Payments to auditor - fees for audit                                   6         -                6                2

                                                                   2,492       156            2,648            2,332

The parent company audit fee was nil (2001:nil). Other payments to the auditor were(pound)4m (2001:(pound)4m) which primarily relate to due diligence and taxation services.

Mexican excise rebate

The Mexican Supreme Court ruled in 2001 in favour of an action, brought by a number of spirits companies challenging the excise duty regime applicable to their Mexican operations during 1998 and 1999. Its ruling determined that the tax was inequitable because it was applied only to large companies.

The Mexican Supreme Court awarded compensation which, by agreement with the Mexican tax authorities, is principally received by offset against current and future duties and taxes. At 31 August 2002, (pound)260m has been received and has been subject to applicable corporation tax at 35%. It is anticipated that the remaining recovery will be in the region of (pound)30m to (pound)50m comprising excise duty rebate and related interest and inflation adjustments and will be fully recovered by 31 August 2003.

Due to the size of the 2002 rebate it has been treated as an exceptional item and for comparative purposes the 2001 benefit has been reclassified from trading profit to exceptional items.

                                                                                    Year to            Year to
                                                                             31 August 2002     31 August 2001
7. Goodwill amortisation and exceptional items                                     (pound)m           (pound)m
Goodwill amortisation                                                                   (38)               (12)

Exceptional items

Mexican excise rebate                                                                   213                 47
Mexican social projects                                                                 (11)                 -
Acquisition integration costs                                                           (36)                 -
Termination of land lease                                                               (23)                 -
Asset write-downs                                                                       (14)                 -
Year 2000 and EMU costs                                                                   -                 (1)
Aborted acquisition costs                                                                 -                 (4)
Surplus property provisions                                                               -                 (4)

Operating costs                                                                         129                 38
Profit on sale of businesses                                                              -                  6

Total exceptional items                                                                 129                 44

Goodwill amortisation and exceptional items before taxation                              91                 32
Taxation                                                                                (46)               (15)

Goodwill amortisation and exceptional items after taxation                               45                 17

Trading profit for the prior year has been reclassified to treat the rebate of Mexican excise as an exceptional item.


                                                                                             Year to           Year to
                                                                                      31 August 2002    31 August 2001
8. Finance charges                                                                          (pound)m          (pound)m
Interest on bank loans, overdrafts and other loans repayable wholly within five years             138               96
Less: deposit and other interest receivable                                                       (8)               (6)

Total                                                                                            130                90

9. Taxation

The group has adopted FRS 19 during the year ended 31 August 2002. Consequently the group's consolidated financial statements as at 31 August 2001 have been restated for the impact of the adoption of FRS 19. There was no impact on the taxation charge for that year (note 23).

                                                                                      Year to          Year to
                                                                               31 August 2002   31 August 2001
                                                                                     (pound)m         (pound)m
The charge for taxation on the profit for the period comprises:

Current tax
United Kingdom taxation
Corporation tax at 30% (2001: 30%)                                                         18               71
Adjustment in respect of prior periods                                                     (3)               -
Double taxation relief                                                                     (3)             (51)

                                                                                           12               20
Overseas taxation
Corporation tax                                                                           188               73
Adjustment in respect of prior periods                                                    (26)              10

                                                                                          162               83
Taxation on attributable profit of associated undertakings                                  7                6
Total current tax                                                                         181              109

Deferred tax
Origination and reversal of timing differences                                             (5)              19
Recognition of deferred tax assets arising in prior periods                               (10)               -

Total tax charge                                                                          166              128

A reconciliation of the current tax charge at the UK corporation tax rate of 30% (2001: 30%) to the group's current tax on profit on ordinary activities is shown below:

                                                                                    Year to            Year to
                                                                             31 August 2002     31 August 2001
                                                                                   (pound)m           (pound)m
Profit on ordinary activities before taxation                                           571                485
Notional charge at United Kingdom corporation tax rate of 30%                           171                146
Differences in effective overseas tax rates                                              18                 12
Adjustments to prior period tax charges                                                 (29)                10
Taxable intra-group dividend income                                                      14                 10
Utilisation of tax losses                                                               (14)               (18)
Non deductible expenditure                                                               22                  8
Non taxable income and gains                                                            (10)               (24)
Timing differences                                                                       10                (27)
Other current year items                                                                 (1)                (8)
Current tax charge                                                                      181                109

10. Earnings per share

Basic earnings per share of 36.8p (2001:32.6p) has been calculated on earnings of(pound)392m (2001:(pound)344m) divided by the average number of shares of 1,066m (2001:1,054m).

Diluted earnings per share of 36.7p (2001:32.6p) has been calculated on earnings of(pound)392m (2001:(pound)344m) and after including the effect of all dilutive potential ordinary shares, the average number of shares is 1,069m (2001:1,055m).

To show earnings per share on a consistent basis, normalised earnings per share of 32.6p (2001: 31.0p) has been calculated on normalised earnings of(pound)347m (2001:(pound)327m) divided by the average number of shares of 1,066m (2001:
1,054m). Normalised earnings has been calculated as follows:

                                                                                   Year to             Year to
                                                                            31 August 2002      31 August 2001
                                                                                  (pound)m            (pound)m
Earnings as reported                                                                   392                 344

Adjustment for exceptional items net of tax                                            (81)                (27)
Adjustment for goodwill amortisation net of tax                                         36                  10

Normalised earnings                                                                    347                 327

                                                                                        Year to          Year to
                                                                                 31 August 2002   31 August 2001
Average number of shares                                                               Millions         Millions

Weighted average ordinary shares in issue during the year                                 1,087            1,068
Weighted average ordinary shares owned by the Allied Domecq employee trusts                 (21)             (14)

Weighted average ordinary shares used in earnings per share calculation                   1,066            1,054


                                                        Year to         Year to         Year to         Year to
                                                 31 August 2002  31 August 2001  31 August 2002  31 August 2001
11. Ordinary dividends                                 (pound)m        (pound)m               p               p
Interim                                                      53              47            4.90            4.50
Final                                                        88              80            8.10            7.60

                                                            141             127           13.00           12.10


The 2002 interim dividend was paid on 26 July 2002 and the final dividend will be paid on 7 February 2003.

                                                                                          31 August  31 August
                                                                                  Other        2002       2001
                                                           Goodwill  Brands  Intangibles      Total      Total
12. Intangible assets                                      (pound)m (pound)m   (pound)m    (pound)m   (pound)m
Cost
At the beginning of the year                                    601        -         34         635        111
Currency translation adjustment                                   -        -          -           -          -
Additions                                                       184      555          1         740        524

At the end of the year                                          785      555         35       1,375        635

Amortisation
At the beginning of the year                                    (15)       -         (2)        (17)        (3)
Currency translation adjustment                                   -        -          -           -          -
Charged in the year                                             (38)       -         (4)        (42)       (14)

At the end of the year                                          (53)       -         (6)        (59)       (17)

Net balance at the end of the year                              732      555         29       1,316        618

Goodwill purchased during the year principally relates to the acquisitions of Kuemmerling GmbH, Bodegas y Bebidas S.A. and Mumm Cuvee Napa (see note 25) and is being amortised over 20 years. Brands purchased during the year relates to the acquisition of Malibu, a coconut-flavoured rum-based spirit, for a net cash consideration of (pound)555m. An impairment review was carried out at the balance sheet date and the directors are satisfied that the brand has not suffered any loss in value. Other intangibles are being amortised over ten years.

13. Tangible assets

                                                                Land and          Plant and
                                                               Buildings          Equipment              Total
Cost                                                            (pound)m           (pound)m           (pound)m
At the beginning of the year                                         617                644              1,261
Currency translation adjustment                                       (9)               (35)               (44)

                                                                     608                609              1,217
Additions
     - acquisitions                                                   66                 41                107
     - capital expenditure                                            51                 82                133
Disposals                                                            (27)               (55)               (82)

At the end of the year                                               698                677              1,375

Depreciation

At the beginning of the year                                        (149)              (345)              (494)
Currency translation adjustment                                       (4)                12                  8

                                                                    (153)              (333)              (486)
Disposals                                                             18                 45                 63
Charge for the year                                                  (10)               (65)               (75)

At the end of the year                                              (145)              (353)              (498)

Net book value at 31 August 2002                                     553                324                877
Net book value at 31 August 2001                                     468                299                767


                                                       31 August 2002                   31 August 2001
                                              ------------------------------------------------------------------
                                                             At        Net book              At        Net book
                                                           cost           value            cost           value
                                                       (pound)m        (pound)m        (pound)m        (pound)m
Freehold land and buildings                                 630             511             550             428
Long lease land and buildings                                14              13              13              13
Short lease land and buildings                               54              29              54              27

Total land and buildings                                    698             553             617             468


                                                               Investments             Franchise
                                                    -------------------------------    and trade
                                                             Listed      Unlisted          loans         Total
14.  Investments and loans                                 (pound)m      (pound)m       (pound)m      (pound)m
Group
At the beginning of the year                                     63            14             10            87
Currency translation adjustment                                   -             -             (1)           (1)
Additions                                                        40             4              3            47
Disposals and transfers                                          (1)           (2)            (4)           (7)

At the end of the year                                          102            16              8           126


The unlisted investments include a holding of 1% in Suntory Limited, incorporated in Japan.

                                                                    Investment
                                                                 in subsidiary          Listed
                                                                   undertaking     investments           Total
Parent company                                                        (pound)m        (pound)m        (pound)m
At the beginning of the year                                             3,937              61           3,998
Additions                                                                  149              34             183
Disposals                                                                    -              (2)             (2)

At the end of the year                                                   4,086              93           4,179

Included within listed investments is(pound)93m (2001:(pound)61m) in respect of a holding of 24,514,993 (2001: 17,221,999) ordinary shares of 25p each of the company, purchased by the company and held by the trustees of the group's employee trusts. The market value of these shares was(pound)100m
(2001:(pound)70m) at 31 August 2002.

                                                                Unlisted       Listed
                                                               companies    companies
                                                                share of     share of
                                                       Cost     reserves     reserves        Loans       Total
15. Associated undertakings                        (pound)m     (pound)m     (pound)m     (pound)m    (pound)m
At the beginning of the year                             44           22           14            2          82
Prior year adjustment (note 23)                           -           (7)           -            -          (7)

At the beginning of the year as restated                 44           15           14            2          75
Currency translation adjustment                          (1)           -           (1)           -          (2)
Share of retained profit for the year                     -           (3)           1            -          (2)

At the end of the year                                   43           12           14            2          71

The share of profits before taxation was(pound)15m (2001:(pound)22m) and dividends received were(pound)11m (2001:(pound)9m).

The principal associate is a 25% equity interest in Britannia Soft Drinks Limited, a company engaged in the manufacture and sale of soft drinks.

Other associates include Baskin-Robbins Japan (44% equity interest), Baskin-Robbins Korea (33% equity interest) and the group's interest in the Miller RTD commercial partnership.

The above figures comprise the amounts attributable to the group based on the latest accounts it has been practicable to obtain, some of which are unaudited management accounts.

                                                                                        31 August     31 August
                                                                                             2002          2001
16. Stocks                                                                               (pound)m      (pound)m
Raw materials and consumables                                                                  52            36
Maturing inventory                                                                            953           905
Finished products                                                                             281           251
Bottles, cases and pallets                                                                     16            11

                                                                                            1,302         1,203


                                                                           Group             Parent company
                                                                   ---------------------------------------------
                                                                         31 August             31 August
                                                                          2002      2001        2002       2001
                                                                               (restated)
17. Debtors                                                           (pound)m  (pound)m    (pound)m   (pound)m

Amounts falling due within one year
Trade debtors                                                              537       533           -          -
Advance corporation tax recoverable on foreign income dividends              -         2           -          -
Deferred tax assets (note 19)                                               36        10           -          -
Amounts due from subsidiary undertakings                                     -         -           4          -
Other debtors                                                              111        86          10          5
Prepayments and accrued income                                              52        58           -          -

                                                                           736       689          14          5
Amounts due after more than one year
Pension prepayments (note 19)                                              302       295           -          -
Other debtors                                                               15         3           -          -
Prepayments and accrued income                                              15        18           -          -

                                                                           332       316           -          -



                                                                           Group             Parent company
                                                                   ---------------------------------------------
                                                                         31 August             31 August
                                                                          2002       2001       2002       2001
18. Creditors                                                         (pound)m   (pound)m   (pound)m   (pound)m
Amounts due within one year
Trade creditors                                                            175        154          -          -
Bills payable                                                               15          7          -          -
Amounts owed to subsidiary undertakings                                      -          -          -        416
Other creditors                                                            286        264          -          -
Social security                                                              9          8          -          -
Taxation                                                                   226        241          -          -
Accruals and deferred income                                               223        209          -          -
Deferred purchase consideration                                              -        226          -          -
Proposed dividend (note 11)                                                 88         80         88         80

                                                                         1,022      1,189         88        496
Amounts due after more than one year
Other creditors                                                             45         28          -          -
Accruals and deferred income                                                45         20          -          -

                                                                            90         48          -          -

                                                                        Post
                                                                  retirement  Reorganisation
                                                                     medical             and    Surplus  Deferred
                                                                    benefits   restructuring properties  taxation Total
19. Provisions for liabilities and charges                          (pound)m        (pound)m   (pound)m  (pound)m(pound)m

At the beginning of the year                                             103              15         16        75   209
Prior year adjustment                                                      -               -          -        46    46

At the beginning of the year as restated                                 103              15         16       121   255
Currency translation adjustment                                           (6)              -          -        (2)   (8)
Timing differences within statement of recognised gains and losses         -               -          -        12    12
Acquisition of businesses                                                  -               -          -         6     6
Reclassification to pension prepayments (note 17)                        (20)              -          -         -   (20)
Utilised during the year                                                  (5)            (30)        (6)        -   (41)
Charged during the year                                                    9              64          -         7    80

At the end of the year                                                    81              49         10       144   284

The future cost of the post retirement medical benefits is assessed in accordance with independent actuarial advice. Of the balance reported in August 2001, (pound)20m has been reclassified as pension prepayments following a review of overseas pension and post retirement benefits.

Reorganisation and restructuring provisions brought forward from previous years were largely utilised during the year. New provisions totalling (pound)64m were created during the year. Of the provisions outstanding at the year end, (pound)19m relate to the acquisition integration programme, (pound)18m for the termination of a land lease in California and (pound)9m for the trust fund established for social and community projects in Mexico.

It is expected that the majority of reorganisation and restructuring costs will be incurred in the 2003 financial year, whilst the trust funds will be disbursed as the projects develop.

The provision for surplus properties will be utilised over the terms of the leases to which the provisions relate.

Following the adoption of FRS 19 the opening deferred liability of (pound)65m has been grossed up to reflect deferred tax assets of (pound)10m which are now included within debtors.

Deferred taxation

The group has adopted FRS19 during the year ended 31 August 2002 and the consolidated financial statements as at 31 August 2001 have been restated.

                                                                                      31 August      31 August
                                                                                           2002           2001
                                                                                                     (restated)
                                                                                       (pound)m       (pound)m
Accelerated capital allowances                                                               28             26
Goodwill and other intangible assets                                                         70             59
Pensions and other retirement benefits                                                       72             55
Tax losses and credits                                                                      (47)           (48)
Other timing differences                                                                    (15)            19
Net deferred taxation liability                                                             108            111
Comprising:
Deferred tax asset (note 17)                                                                (36)           (10)
Deferred tax liability                                                                      144            121
                                                                                            108            111
At the beginning of the year                                                                111             52
Prior year adjustment                                                                         -             46
At the beginning of the year as restated                                                    111             98
Currency translation adjustment                                                              (3)             2
Timing differences within statement of recognised gains and losses                           12             (2)
Acquisition of businesses                                                                     3             (6)
Charged during the year                                                                     (15)            19
At the end of the year                                                                      108            111

Deferred tax assets of (pound)49m at 31 August 2002 (2001: (pound)85m) have not been recognised due to the degree of uncertainty over the utilisation of the underlying tax losses and deductions in certain tax jurisdictions.

Deferred tax has not been provided for liabilities which might arise on unremitted earnings of overseas subsidiaries and associates, as such earnings are reinvested by the group and no tax is expected to be payable on them in the foreseeable future.

                                                                                       31 August     31 August
                                                                          Redemption        2002          2001
   20. Net debt                                                                 date    (pound)m      (pound)m
   Unsecured loans
*  GBP250m Bond (6.625%)                                                        2014         246             -
*  EUR600m Bond (5.875%)                                                        2009         376             -
*  GBP450m Bond (6.25%)                                                         2011         447           447
*  EUR800m Bond (5.5%)                                                          2006         504           497
   NZD125m Capital Notes (9.3%)                                                 2006          38            38
*  DEM500m notes (4.75%)                                                        2005         161           158
*  NZD400m Revolving Credit Facility                                            2002         115            86
   Other loans                                                                     -          16            32
   Foreign currency swaps                                                    Various         (59)           (8)
   Secured loans
** NZD225m Revolving Credit Facility                                            2003          60            55

   Total                                                                                   1,904         1,305
   Less amounts repayable within one year                                                   (128)         (110)

   Loan capital                                                                            1,776         1,195
   Short term borrowings                                                                     971           770
   Cash at bank and in hand                                                                 (169)         (111)

   Net debt                                                                                2,578         1,854

* Borrowings and interest guaranteed by Allied Domecq PLC and Allied Domecq (Holdings) PLC.
** Borrowings subject to a charge over Montana assets.

The Euro and GBP Bonds have been partially swapped into floating rate US dollars. The parent company has short term borrowings of nil (2001: nil)

                                                                                      31 August       31 August
                                                                                           2002            2001
                                                                                       (pound)m        (pound)m
Repayment schedule
More than five years                                                                      1,069             447
Between two and five years                                                                  647             693
Between one and two years                                                                    60              55
Loan capital                                                                              1,776           1,195

Short term borrowings                                                                       971             770
Total borrowings                                                                          2,747           1,965

The funding policy of the group is to maintain a broad portfolio of debt, diversified by source and maturity and to maintain committed facilities sufficient to cover 117.5% of peak anticipated debt requirements (with a minimum of (pound)300m). At 31 August 2002 the group had available undrawn committed bank facilities of (pound)1,606m (2001: (pound)1,358m) of which (pound)580m (2001: (pound)331m) mature in less than one year and (pound)1,026m (2001:
(pound)1,027m) between two and five years.

21. Financial instruments

The group's treasury policies are set out in the operating and financial review. Set out below is a year end comparison of the current and book values of the group's financial instruments by category, excluding short term debtors and creditors. Where available, market rates have been used to determine current values. Where market rates are not available, current values have been calculated by discounting cash flows at prevailing interest and exchange rates.

                                                        31 August 2002                  31 August 2001
                                              ------------------------------------------------------------------
                                                                        Current                        Current
                                                  Book value              Value     Book value           Value
                                                    (pound)m           (pound)m       (pound)m        (pound)m
Cash at bank and in hand                                 169                169            111             111
Short term borrowings                                   (971)              (971)          (770)           (770)
Loan capital                                          (1,776)            (1,829)        (1,195)         (1,216)

Net debt                                              (2,578)            (2,631)        (1,854)         (1,875)

Interest rate risk management

Exposure to interest rate fluctuations on borrowings and deposits is managed by using cross currency swaps, interest rate swaps and purchased interest rate options. The group has a fixed/floating debt target of 60% +/- 10%. At the year end, taking account of swaps, 61% (2001: 60%) of net debt was at fixed rates of interest. At the year end, the weighted average maturity of net debt was approximately 4.9 years (2001: 4.3 years).


                                                        31 August 2002                  31 August 2001
                                              ------------------------------------------------------------------
                                                                        Current                        Current
                                                   Book value             Value      Book value          Value
                                                     (pound)m          (pound)m        (pound)m       (pound)m
Interest rate swaps                                         -               (43)              -             (5)
Cross currency swaps                                        8                16               -             (2)

                                                            8               (27)              -             (7)

There is a deferred loss in respect of interest rate swaps, being the net of the current value less book value, of which (pound)11m (2001: (pound)1m) relates to the financial year ending 31 August 2003 and (pound)32m (2001: (pound)4m) thereafter.

There is a deferred gain in respect of cross currency swaps, being the net of the current value less book value, of which (pound)1m (2001: nil) relates to the financial year ending 31 August 2003 and (pound)7m (2001: (pound)2m - loss) thereafter.

After taking account of cross currency and interest rate swaps, the currency and interest rate exposure of net debt as at 31 August 2002 was:

                                   31 August 2002                                     31 August 2001
                                                 Fixed rate debt                                 Fixed rate debt
                                              Weighted     Weighted                                        Weighted
                         Floating     Fixed    average average time         Floating  Fixed     Weighted  average time
                    Net      rate      rate   interest    for which     Net     rate   rate      average     for which
                   debt  net debt      debt       rate      rate is    debt net debt   debt     interest rate is fixed
                                                              fixed                                 rate
               (pound)m  (pound)m  (pound)m          %        Years (pound)m (pound)m (pound)m            %         Years
Sterling            350       166       184        6.6           11     127       52     75          6.6            10
Canadian dollar      68         6        62        5.8            6      95       28     67          5.8             7
US dollar         1,194       297       897        5.7            6     793      378    415          6.0             7
Euro                719       332       387        5.1            4     583       98    485          4.6             4
NZ dollar           252       214        38        9.1            3     178      140     38          9.3             5
Japanese Yen         68        32        36        0.9            3      71       34     37          0.9             4
Other               (73)      (73)        -          -            -       7        7      -            -             -

Net debt          2,578       974     1,604        5.6            6   1,854      737  1,117          5.4             6

Some of the interest rate swaps included in the above table are cancellable at the option of the banks at various dates between 2002 and 2006.

The floating rate debt includes bank debt bearing interest at rates based on the relevant inter bank rate and on commercial paper rates in the UK, US, Canada and France. These rates are fixed in advance for periods up to six months. The weighted average interest rate on floating net debt as at 31 August 2002 was approximately 3.6% (2001: 4.0%).

Foreign exchange

The group estimates its net transaction cash flows, in its main currencies of business which are then hedged forward for up to 18 months using a combination of forward exchange contracts and purchased foreign exchange options. At the year end 86% (2001: 90%) of such currency exposures for the following 12 months had been hedged and 0% (2001: 19%) had been hedged between 12 and 18 months.

The estimated current value of the foreign exchange cover forward contracts and options entered into to hedge future transaction flows is set out below based on quoted market prices where available and option pricing models.


                                                     31 August 2002                    31 August 2001
                                                Nominal                           Nominal
                                               value of       Book   Current     value of      Book    Current
                                            derivatives      value     value  derivatives     value      Value
                                               (pound)m   (pound)m  (pound)m     (pound)m  (pound)m   (pound)m
Foreign exchange forward rate contracts
     - assets                                       128          -        12           49         1          1
     - liabilities                                   97          -        (3)         168        (1)        (1)
Options
     - assets                                         -          -         -            -         -          -
     - liabilities                                    6          -         -           12         -          -
                                                    231          -         9          229         -          -

A net gain of (pound)9m was recognised on all foreign exchange forward contracts and options maturing in the year to 31 August 2002 (2001: (pound)11m loss).

At 31 August 2002 and 31 August 2001, there were no material monetary assets or liabilities in currencies other than the functional currencies of group companies, having taken into account the effect of derivative financial instruments that have been used to hedge foreign currency exposure.

                                                                                       Allotted, called up
                                                                Authorised                and fully paid
                                                            31 August     31 August   31 August       31 August
                                                                 2002          2001        2002            2001
22. Share capital                                            (pound)m      (pound)m    (pound)m        (pound)m
Equity
Ordinary shares of 25p                                            400           300         277             267

                                                                Authorised                    Issued
                                                              million       million     million         million
Number of shares                                                1,600         1,200       1,107           1,068

At the Annual General Meeting of the company held on 31 January 2002, the authorised share capital was increased to (pound)400m by the creation of an additional 400m ordinary shares of 25p each.

On 27 February 2002 the group announced that it had placed 39 million New Ordinary Shares (the "New Ordinary Shares") at a price of 390p per New Ordinary Share. The New Ordinary Shares represented 3.7% of Allied Domecq's existing issued share capital. The New Ordinary Shares were admitted to the Official List of the UK Listing Authority and began trading on the London Stock Exchange on 4 March 2002.

The gross proceeds receivable by the Group were (pound)152m which was used towards the financing of the acquisitions of Malibu and Mumm Cuvee Napa. Net proceeds after issue costs were (pound)149m.

Share option schemes

During the year, 8,110,144 options have been granted under existing employee share options schemes. Options were exercised over 762,494 shares and options over 1,348,191 shares lapsed during the year. Details of the unexercised options granted under the company's employee share option schemes at 31 August 2002 were as follows:

                                                                                         Option        Ordinary
                                                          Date of grant               Price (p)          shares
SAYE Scheme 1999                                          3 December 1999                 262.0       1,239,345
International SAYE Scheme 1999                            2 June 2000                     265.0         854,840
                                                          30 November 2001                282.0         573,211
Approved Executive Share Option Scheme 1999               5 May 2000                      331.0          54,378
                                                          8 May 2001                      408.0       1,139,560
                                                          2 November 2001                 351.5         320,942
                                                          3 May 2002                      438.0          41,094
Executive Share Option Scheme 1999                        1 November 1999                 342.0       5,620,745
                                                          16 November 1999                331.5       1,724,639
                                                          5 May 2000                      331.0         174,073
                                                          8 May 2001                      408.0       3,562,194
                                                          2 November 2001                 351.5       5,158,849
                                                          3 May 2002                      438.0         221,853
Long Term Incentive Scheme 1999                           8 May 2001                        0.1       1,263,666
                                                          2 November 2001                   0.1       1,563,889
                                                          3 May 2002                        0.1          77,054
                                                                                                     23,590,332

The company currently satisfies the exercise of options using existing shares that are purchased in the market by the company's employee trusts. As at 31 August 2002 the company's employee trusts held 24,514,993 shares in the company all of which were the subject of options granted under the company's employee share schemes. The trustees are obliged to waive the dividends on these shares. The options exercised during the year were all satisfied by the transfer of shares to participants by the employee trusts.

                                                                                 Share              Profit
                                                                       Share   premium   Merger    and loss
                                                                     capital   account   reserve    account    Total
23. Capital and reserves                                            (pound)m  (pound)m   (pound)m   (pound)m  (pound)m

Group
At the beginning of the year                                             267        26     (823)       924      394
Prior year adjustment                                                      -         -        -        (53)     (53)

At the beginning of the year as restated                                 267        26     (823)       871      341
Issue of ordinary share capital                                           10       139        -          -      149
Profit earned for shareholders for the year                                -         -        -        392      392
Currency translation differences on foreign currency net investments       -         -        -        (23)     (23)
Deferred taxation - origination and reversal of timing differences         -         -        -        (12)     (12)
Ordinary dividends                                                         -         -        -       (141)    (141)

At the end of the year                                                   277       165     (823)     1,087      706

Goodwill (at historic exchange rates) of (pound)2,284m has been written off to reserves.

The group adopted FRS19 - Deferred Taxation during the year ended 31 August 2002 and restated the opening balance sheet. This resulted in a reduction in shareholders' equity of (pound)53m being (pound)46m to the deferred tax balance (note 19) and (pound)7m to the share of reserves of associated undertakings (note 15). The tax charge for the year ended 31 August 2001 did not change as a result of the adoption of this standard.

                                                                     Share                    Profit
                                                            Share  premium   Merger  Capital and loss
                                                          capital  account  reserve  reserve  account    Total
Parent company                                           (pound)m (pound)m (pound)m (pound)m (pound)m (pound)m
At the beginning of the year                                  267       26    2,420      651     143    3,507
Issue of ordinary share capital                                10      139        -        -       -      149
Profit earned for shareholders for the year                     -        -        -        -     590      590
Ordinary dividends                                              -        -        -        -    (141)    (141)

At the end of the year                                        277      165    2,420      651     592    4,105

                                                                               Equity     Non-equity     Total
24. Minority interests                                                       (pound)m       (pound)m  (pound)m

At the beginning of the year                                                       65              3        68
Currency translation adjustment                                                    (1)             -        (1)
Share of profits of subsidiary undertakings                                        12              1        13
Dividends declared                                                                 (4)             -        (4)
Additions                                                                           4              -         4

At the end of the year                                                             76              4        80

25. Acquisitions

During the year the group made the following acquisitions which were accounted for using the purchase method of accounting. Goodwill will be amortised over a 20 year period on a straight line basis. The results of operations of the businesses have been included in the group's consolidated profit and loss account from the date of acquisition.

                                                                   Accounting             Fair
                                                       Book            Policy            Value
                                                     Values       Adjustments      Adjustments           Total
a) Kuemmerling GmbH                                (pound)m          (pound)m         (pound)m        (pound)m
Tangible fixed assets                                     2                 -                5               7
Stocks                                                    2                 -                -               2
Debtors                                                   8                 -                -               8
Borrowings                                               (1)                -                -              (1)
Creditors                                                (7)                -                -              (7)
Taxation                                                 (1)                -                -              (1)

Net assets acquired                                       3                 -                5               8
Goodwill                                                                                                   116

Purchase consideration - cash                                                                              124

On 4 September 2001, the group completed the acquisition of Kuemmerling GmbH. Kuemmerling is Germany's fourth largest spirits brand and the second largest in the bitters category and has been consolidated into the group's Spirits and Wine segment. This acquisition strengthens the group's global spirits business. The goodwill arising on this acquisition principally relates to the purchase of an established spirits brand. In connection with the acquisition, the group purchased all of the outstanding share capital of Kuemmerling GmbH. None of the goodwill is deductible for tax purposes.

                                                                 Accounting              Fair
                                                      Book           Policy             Value
                                                    Values      Adjustments       Adjustments            Total
b) Bodegas y Bebidas S.A.                         (pound)m         (pound)m          (pound)m         (pound)m
Tangible fixed assets                                   74                -                12               86
Investments                                              4               (4)                -                -
Stocks                                                  49                3                 -               52
Debtors                                                 62                -                 -               62
Borrowings                                             (35)               -                 -              (35)
Creditors                                              (43)               -                 -              (43)
Taxation                                                (3)               -                (4)              (7)
Other Provisions                                        (5)               -                 3               (2)
Minority interests                                      (4)               -                 -               (4)

Net assets acquired                                     99               (1)               11              109
Goodwill                                                                                                    55

Purchase consideration - cash                                                                              164

On 7 September 2001, the group filed with the Spanish Stock Exchange Commission (the "CNMV") a recommended cash offer for the entire share capital of Bodegas y Bebidas S.A. a market leading Spanish wine producer. The offer valued the equity of Bodegas y Bebidas S.A. at EUR 279 million. The offer was cleared by CNMV and the group completed the acquisition of 98% of the outstanding share capital of Bodegas y Bebidas on 27 December 2001. Bodegas y Bebidas has been consolidated into the group's Spirits and Wine segment. The acquisition expands the group's global wine business.

The goodwill arising on the acquisition principally relates to the purchase of established premium wine brands. We anticipate that the goodwill arising may be deductible for tax purposes, although the amount is yet to be determined. The goodwill and other amounts arising may be subject to adjustment as fair values are finalised.

                                                                   Accounting             Fair
                                                        Book           Policy            Value
                                                     Values       Adjustments     Adjustments            Total
c) Mumm Cuvee Napa                                 (pound)m          (pound)m        (pound)m         (pound)m
Tangible fixed assets                                    11                 -               3               14
Stocks                                                   16                 -              (7)               9
Creditors                                                (4)                -               -               (4)
Taxation                                                  -                 -               4                4

Net assets acquired                                      23                 -               -               23
Goodwill                                                                                                     8

Purchase consideration - cash                                                                               31

On 22 May 2002, the group acquired Mumm Cuvee Napa, a premium Californian sparkling wine for cash consideration of (pound)31 million. This acquisition of a premium wine further develops the group's global wine business.

The goodwill arising on the acquisition principally relates to the purchase of established premium wine brands. We anticipate that the goodwill arising may be deductible for tax purposes, although the amount is yet to be determined. The goodwill and other amounts arising may be subject to adjustment as fair values are finalised.

d) Montana

The group completed the acquisition of Montana on 31 August 2001 and published a provisional table of book values of the assets acquired. During the year ended 31 August 2002 the group completed this valuation which did not result in any material change to the individual numbers previously disclosed. The net increase in goodwill amounted to (pound)5m. During September 2001 the group paid (pound)231m deferred purchase consideration to the shareholders of Montana.

                                                                                       Year to         Year to
                                                                                     31 August       31 August
                                                                                          2002            2001
26. Detailed analysis of gross cash flows                                             (pound)m        (pound)m

Returns on investments and servicing of finance
Interest received                                                                            8               6
Interest paid                                                                             (137)            (78)
Dividends paid to minority shareholders                                                     (4)             (4)

                                                                                          (133)            (76)
Taxation paid
UK taxation                                                                                 (1)             15
Overseas taxation                                                                         (177)            (49)
                                                                                          (178)            (34)
Capital expenditure and financial investment
Purchase of tangible fixed assets                                                         (133)            (97)
Sale of tangible fixed assets                                                               17              24
Purchase of intangible fixed assets                                                       (556)            (23)
Purchase of trade investments                                                              (13)              -
Disposal of trade investments                                                                7               4
Purchase of ordinary share capital for employee benefit trust                              (34)            (26)

                                                                                          (712)           (118)
Acquisitions and disposals
Purchase of subsidiary undertakings                                                       (550)           (442)
Borrowings acquired with subsidiary undertakings                                           (36)           (193)
Cash and overdrafts disposed of with subsidiary undertakings                                 -              (1)
Sale of associated undertakings                                                              -               1

                                                                                          (586)           (635)
Financing
Issue of ordinary share capital                                                            149               -
Redemption of debt                                                                           -            (637)
Bonds issued during the year                                                               622             944
Increase in other borrowings                                                                27             181

                                                                                           798             488


                                                                                            Year to    Year to
                                                                                          31 August  31 August
                                                                                               2002       2001
27. Reconciliation of net cash inflow from operating activities to free cash flow          (pound)m   (pound)m
Net cash inflow from operating activities                                                       760        423
Capital expenditure net of sale of tangible assets                                             (116)       (73)
Dividends received from associated undertakings                                                  11          9

Operating cash net of fixed assets                                                              655        359
Taxation paid                                                                                  (178)       (34)
Net interest paid                                                                              (129)       (72)
Dividends paid
     - ordinary shareholders                                                                   (133)      (163)
     - minorities                                                                                (4)        (4)

Free cash flow                                                                                  211         86


                                                                                                  Year to 31
                                                                                                    August
                                                  Cash at Overdrafts  Other loans Loan capital    2002    2001
                                                 bank and due within   due within    due after     Net     Net
                                                  in hand   one year     one year     one year    debt    debt
28. Net debt                                     (pound)m   (pound)m     (pound)m     (pound)m(pound)m(pound)m
At the beginning of the year                          111       (660)        (110)      (1,195) (1,854) (1,252)
Increase/(decrease) in cash                            39       (233)           -            -    (194)   (112)
Increase in liquid resources                           21          -            -            -      21       6
Increase in loan capital and other loans                -          -          (19)        (630)   (649)   (488)
Exchange adjustments                                   (2)        50            1           49      98      (8)

At the end of the year                                169       (843)        (128)      (1,776) (2,578) (1,854)

                                                                                       31 August      31 August
                                                                                            2002           2001
29. Capital commitments                                                                 (pound)m       (pound)m
Contracted for but not provided in the accounts                                                1              8

                                                                         Land and               Land and
                                                                        Buildings      Other   Buildings      Other
                                                                        31 August  31 August   31 August  31 August
                                                                             2002       2002        2001       2001
30. Operating lease commitments                                          (pound)m   (pound)m    (pound)m   (pound)m

The minimum operating lease payments to be made in the year ending
31 August 2002 for leases expiring:
Within one year                                                                 3          1           3          2
Within two to five years                                                       15          7          20          5
After five years                                                               41          1          20          2

                                                                               59          9          43          9

                                                                                             Parent company
                                                                                       31 August      31 August
                                                                                            2002           2001
31. Contingent liabilities                                                              (pound)m       (pound)m

Guarantees in respect of liabilities of subsidiary undertakings                            2,654          1,755

In the normal course of business, the group has a number of legal claims or potential claims against it, none of which are expected to give rise to significant loss. We are not currently involved in any legal or arbitration proceedings, including any proceedings which are threatened or pending of which we are aware, which may have a material effect on our financial position, results of operations or liquidity.

32. Related party transactions

Transactions with associated undertakings

All transactions with these undertakings arise in the normal course of the business.

                                                                                    Year to            Year to
                                                                             31 August 2002     31 August 2001
                                                                                   (pound)m           (pound)m
Sales to associated undertakings                                                         50                 43
Purchases of goods and other services                                                   (13)               (11)
Marketing expenditure charged                                                            (8)               (11)
Dividends received                                                                       11                  9

                                                                                       As at              As at
                                                                              31 August 2002     31 August 2001
                                                                                    (pound)m           (pound)m
Loans to associated undertakings                                                           2                  2

Net amounts due from associated undertakings                                              11                 11

Transactions with directors

Remuneration and shareholdings of directors are disclosed in the remuneration report.

33. Statutory accounts

The financial statements of Allied Domecq PLC for the year ended 31 August 2002 and this preliminary announcement were approved by the board of directors on 28 October 2002. This announcement does not constitute the group's statutory accounts but is derived from those accounts.

The financial information for the year ended 31 August 2001 is derived from the Group's statutory accounts for 2001 which have been delivered to the Registrar of Companies. The auditors have reported on the 2001 statutory accounts and on the 2002 statutory accounts; both of these audit reports were unqualified and did not contain a statement under section 237 (2) or (3) of the Companies Act 1985. The 2002 statutory accounts will be delivered to the Registrar of Companies following the Annual General Meeting.

34. Annual Report and Annual General Meeting

The Annual Report will be sent to shareholders by the end of November 2002. The Annual General Meeting of the company will be held on 4th February 2003 at the Le Meridien Grosvenor House Hotel, Park Lane, London W1K 7TN.

35. Dividends

An interim ordinary dividend of 4.9p per share was paid on 26 July 2002 and the directors are recommending a final ordinary dividend of 8.1p per share, making a total for the year of 13.0p. The ex dividend date for the final dividend is 8 January 2003 and the record date is 10 January 2003. The final dividend will be paid on 7 February 2003.

US GAAP reconciliation

Allied Domecq listed on the New York Stock Exchange on 31 July 2002. An explanation and reconciliation from UK to US GAAP follows below.

Differences between UK and US Generally Accepted Accounting Principles

The Group's consolidated financial statements are prepared in accordance with UK GAAP, which differ from those generally accepted in the United States ("US GAAP"). The significant differences between UK GAAP and US GAAP which affect the Group's net income and shareholders' equity are summarised below.

a) Brands, goodwill and other intangible assets

Under UK GAAP, goodwill arising on acquisitions of a business since 1 September 1998 is capitalised and amortised by equal instalments over its anticipated useful life, but not exceeding 20 years. Goodwill arising on acquisitions prior to 1 September 1998 was charged directly to reserves. On disposal of a business, any attributable goodwill previously eliminated against reserves is included in the calculation of any gain or loss. Other purchased intangible assets are capitalised and amortised over their useful economic lives on a straight line basis. Where intangible assets, such as brands, are regarded as having indefinite useful economic lives, they are not amortised but are subject to annual impairment reviews.

Under US GAAP, prior to the adoption of Statement of Financial Accounting Standards ("SFAS") No. 141 - Business Combinations and SFAS No. 142 - Goodwill and Other Intangible Assets, goodwill and other intangible assets arising on acquisition were capitalised and amortised over their useful economic lives, but not exceeding 40 years. The group adopted the provisions of SFAS No. 141 as at 1 July 2001, and SFAS No. 142 as at 1 September 2002. Goodwill and intangible assets determined to have an indefinite useful life acquired in a purchase business combination are no longer amortised and are subjected to annual impairment testing. Upon adoption of SFAS No. 142 the Group's accumulated amortisation for brands and goodwill was (pound)356 million and (pound)180 million respectively. Accordingly, net income no longer includes amortisation of brands, and goodwill amortisation recognised under UK GAAP is reversed.

The amount of goodwill under UK GAAP differs to that under US GAAP due to the fair values allocated to intangible assets, significantly brands, stock, and the exclusion from the purchase price consideration of certain costs.

b) Associated undertakings

The principal difference between UK GAAP and US GAAP relates to the accounting treatment of goodwill which is discussed in note a).

c) Stocks

Under UK GAAP, stock acquired through a business combination is valued at the lower of replacement cost and net realisable value. Under US GAAP, stock acquired through a business combination reflects the selling price less costs to complete, costs of disposal and a reasonable element of profit for the selling effort by the acquiring company.

d) Investments

Under UK GAAP, other investments include amounts in respect of ordinary shares held by the employee share trust. Under US GAAP, these amounts would be treated as Treasury Stock and deducted from shareholders' funds.

e) Restructuring costs

Under UK GAAP, provisions are made for restructuring costs once a detailed formal plan is in place and valid expectations have been raised in those affected that the restructuring will be carried out. Provision is made for voluntary redundancy payments to the extent that it is expected that volunteers will come forward. US GAAP requires a number of specific criteria to be met before restructuring costs can be recognised as an expense. Also, to the extent restructuring costs are related to the activities of an acquired company, US GAAP allows them to be recognised as a liability upon acquisition provided certain specific criteria are met whereas UK GAAP does not. Accordingly, timing differences arise between UK GAAP and US GAAP recognition of restructuring costs.

f) Pension and other post retirement benefits

Under the group's accounting policy for post-employment benefits, in accordance with SSAP 24, pension costs are charged to the profit and loss account on a systematic basis over the service life of employees based on consultation with actuaries and using the projected unit credit method and a set of long-term actuarial assumptions.

Under US GAAP, pension costs and liabilities are calculated in accordance with SFAS No. 87--Employers' Accounting for Pensions. This standard requires the use of the projected unit credit method and prescribes, in particular, the use of a market-related discount rate. This is not the same as the long-term approach used under SSAP 24.

g) Share compensation

Under UK GAAP, the cost of share option plans are amortised based on the cost of the shares acquired by the employee trust to fulfil the plan, less the amount contributed by the employee. Under US GAAP, compensation for fixed plan awards is determined at the date of grant, based on the cost of the fair value of the shares subject to the award, less the option exercise or purchase price, if any, except for allowable discounts with respect to certain qualified plans where the discount is no greater than 15% of the fair value of the shares. Compensation costs for variable plan awards is estimated at the end of each period from the date of grant to the date final compensation costs are determinable based on the difference between the fair value of the shares subject to the award and the option exercise or purchase price. Such cost is allocated to compensation expense over the vesting period and, if performance criteria are applicable to the award, based on actual performance attained.

h) Proposed dividends

Under UK GAAP, the proposed dividends on ordinary shares, as recommended by the directors, are deducted from shareholders' equity and shown as a liability in the balance sheet at the end of the period to which they relate, including proposed dividends which have been recommended but not yet approved by shareholders. Under US GAAP, such dividends are only deducted from shareholders' equity at the date of declaration of the dividend.

i) Derivative instruments

The group's foreign currency, interest rate and commodity contracts hedge forecast exposures that do not meet the US GAAP hedge accounting criteria. Under US GAAP, these contracts are marked to market at the balance sheet date and gains and losses arising are included in net income. Under UK GAAP, these gains and losses can be deferred until the hedged transactions actually occur.

The group may enter into foreign currency contracts to hedge the purchase price consideration on certain acquisitions. Under UK GAAP, the gains and losses arising on these foreign currency contracts are recognised in the purchase price consideration. Under US GAAP, the gains and losses arising on these foreign currency contracts are recognised within net income.

j) Deferred taxation

The group has adopted FRS 19--Deferred Tax in the year ended 31 August 2002. Consequently, the consolidated financial statements as at 31 August 2001, and the year ended 31 August 2001 have been restated and disclosures have been modified to reflect retroactively the impact of the adoption of FRS 19 on such financial statements as required by UK GAAP. FRS 19 brings accounting for deferred tax under UK GAAP conceptually closer to US GAAP, although some differences remain. Following the group's restatement under FRS 19, and other than the tax effect of other UK to US GAAP differences, there is only one material difference between UK GAAP and US GAAP. This difference relates to the recognition criteria for recording deferred tax assets under US GAAP and UK GAAP. Under US GAAP, the calculation of current and deferred tax assets is based on the probable tax treatment of the tax position taken. Once it is determined that there is a probable deferred tax asset, it is then reduced by a valuation allowance to the extent it is deemed more likely than not (a likelihood of more than 50%) that some portion or all of the deferred tax asset will not be realised.

Under UK GAAP, both the existence of the asset and the probability of its recoverability are considered in combination, and a deferred tax asset is recognised only to the extent that its existence and recoverability are probable (a threshold which is higher than "more likely than not").

k) Exceptional items

Under UK GAAP, exceptional items are those that, by virtue of their size or nature, the board of directors believes should be separately disclosed. Such items are included within the profit and loss account heading and disclosed in the notes to the consolidated financial statements. Under US GAAP, there is no such concept as exceptional items. Exceptional items would not be considered extraordinary or non-operating items under US GAAP.

l) Mexican excise rebate

Under UK GAAP, we are recognising the amount due when offset against future excise duty and other taxes payable. Under US GAAP, the Mexican excise rebate was recognised upon the issuance of a favourable court judgment and additional interest and inflation adjustments are recognised as they accrue.

m) Liabilities

The group is contractually obligated to make a payment to a business venture partner upon termination of the venture which, unless renewed, is scheduled to terminate in 2029. Under UK GAAP, the group records the obligation at the present value of the payment obligation, discounted at a risk-adjusted rate to reflect the time value of money, and recognises interest expense each period such that the recorded obligation will equal the payment obligation at the currently best estimated scheduled maturity. Under US GAAP, the obligation is recorded at the amount payable at maturity (i.e. undiscounted).

n) Franchise income

The group has entered into agreements to sell the right to develop multiple stores within a specified territory, which entitles the group to non-refundable franchise fees. Under UK GAAP, these franchise fees are recognised upon signing of the agreement. Under US GAAP, the revenue recognition is based on store openings or until the rights to develop the territory have been forfeited.


                                                                                            Year to    Year to
                                                                                          31 August  31 August
                                                                                               2002       2001
                                                                                    Note   (pound)m   (pound)m
Profit earned for ordinary shareholders in accordance with UK GAAP                              392        344
Adjustments to conform with US GAAP:
     Brands                                                                           a)          -        (32)
     Goodwill                                                                         a)         38        (16)
     Other intangible assets                                                          a)         (4)        (5)
     Stocks                                                                           c)        (66)        (1)
     Restructuring costs                                                              e)          4        (10)
     Pension costs and other post retirement benefits                                 f)         28         (3)
     Share compensation                                                               g)          -         (1)
     Derivative instruments                                                           i)         90        (19)
     Mexican excise rebate                                                            l)        (54)        94
     Franchise income                                                                 n)         (9)         -
     Other                                                                                       (1)         2
     Deferred taxation - other                                                        j)        (40)         -
     Deferred taxation - on above US GAAP adjustments                                 j)         28        (21)
     Minority share of above adjustments                                                          -          -

Net income in accordance with US GAAP                                                           406        332

Other comprehensive income:
     Minimum pension liability                                                                 (203)      (207)
     Currency translation differences                                                          (130)       (11)

Comprehensive income in accordance with US GAAP                                                  73        114

Net earnings per ordinary share
Basic                                                                                          38.1p      31.5p
Diluted                                                                                        38.0p      31.5p

Goodwill and other intangible assets - adoption of SFAS No. 142
Reported net income in accordance with US GAAP                                                  406        332
     Add back: brand amortisation                                                                 -         32
     Add back: goodwill amortisation                                                              -         29

Adjusted net income in accordance with US GAAP                                                  406        393

Basic earnings per share :
Reported net income in accordance with US GAAP                                                 38.1p      31.6p
     Brand amortisation                                                                           -        3.1p
     Goodwill amortisation                                                                        -        2.8p

Adjusted net income in accordance with US GAAP                                                 38.1p      37.5p

Diluted earnings per share :
Reported net income in accordance with US GAAP                                                 38.0p      31.6p
     Brand amortisation                                                                           -        3.1p
     Goodwill amortisation                                                                        -        2.8p
Adjusted net income in accordance with US GAAP                                                 38.0p      37.5p

Shareholders' equity

                                                                                          Year to      Year to
                                                                                        31 August    31 August
                                                                                             2002         2001
                                                                                 Note    (pound)m     (pound)m
Shareholders' funds as reported in the Group balance sheet                                    706          341
Adjustments to conform with US GAAP:
     Brands                                                                        a)       1,410        1,203
     Goodwill                                                                      a)         185          291
     Other intangible assets - costs                                               a)         168          197
     Other intangible assets - accumulated amortisation                            a)        (144)        (166)
     Associated undertakings                                                       b)          57           57
     Stock                                                                         c)          45           85
     Investments                                                                   d)         (93)         (61)
     Restructuring costs                                                           e)           8            4
     Pension and other post retirement benefits                                    f)        (555)        (291)
     Share compensation                                                            g)           1            1
     Proposed dividends                                                            h)          88           80
     Derivative instruments                                                        i)         (26)          (5)
     Mexican excise rebate                                                         l)          40           94
     Liabilities                                                                   m)         (38)         (38)
     Franchise income                                                              n)          (9)           -
     Other                                                                                      6            1
     Deferred taxation - other                                                     j)          11           51
     Deferred taxation - on above US GAAP adjustments                              j)        (319)        (360)
     Minority share of above adjustments                                                        -            -

Shareholders' equity in accordance with US GAAP                                             1,541        1,484